Date             July 2008

PARAGON SHIPPING INC.
as Borrower

- and -

THE BANKS AND FINANCIAL INSTITUTIONS
listed in Schedule 1
as Lenders

- and -

HSH NORDBANK AG
as Agent and as Security Trustee

- and -

HSH NORDBANK AG
as Swap Bank

__________________________________

LOAN AGREEMENT
__________________________________

relating to a loan facility of up to US$51,500,000
to finance part of the purchase price of a 58,500 dwt
Supramax bulk carrier  m.v “NIKOLAOS” (tbn “FRIENDLY SEAS”)

WATSON FARLEY & WILLIAMS
Piraeus

INDEX

Clause		Page
1	INTERPRETATION	1
2	FACILITY	19
3	POSITION OF THE LENDERS, THE SWAP BANK AND THE MAJORITY LENDERS	19
4	DRAWDOWN	20
5	INTEREST	21
6	INTEREST PERIODS	23
7	DEFAULT INTEREST	24
8	REPAYMENT AND PREPAYMENT	25
9	CONDITIONS PRECEDENT	26
10	REPRESENTATIONS AND WARRANTIES	27
11	GENERAL UNDERTAKINGS	29
12	CORPORATE UNDERTAKINGS	34
13	INSURANCE	35
14	SHIP COVENANTS	41
15	SECURITY COVER	46
16	PAYMENTS AND CALCULATIONS	47
17	APPLICATION OF RECEIPTS	50
18	APPLICATION OF EARNINGS	51
19	EVENTS OF DEFAULT	53
20	FEES AND EXPENSES	57
21	INDEMNITIES	58
22	NO SET-OFF OR TAX DEDUCTION	60
23	ILLEGALITY, ETC	60
24	INCREASED COSTS	61
25	SET OFF	62
26	TRANSFERS AND CHANGES IN LENDING OFFICES	63
27	VARIATIONS AND WAIVERS	66
28	NOTICES	67
29	SUPPLEMENTAL	68
30	LAW AND JURISDICTION	69
SCHEDULE 1 LENDERS AND COMMITMENTS		70
SCHEDULE 2 DRAWDOWN NOTICE		71
SCHEDULE 3 CONDITION PRECEDENT DOCUMENTS		72
SCHEDULE 4 TRANSFER CERTIFICATE		75
SCHEDULE 5 DESIGNATION NOTICE		79
SCHEDULE 6 FORM OF COMPLIANCE CERTIFICATE		80
SCHEDULE 7 MANDATORY COST FORMULA		81
EXECUTION PAGES		84

THIS LOAN AGREEMENT is made on                July 2008

BETWEEN:

(1)
PARAGON SHIPPING INC. a corporation incorporated in the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960 as Borrower;

(2)	THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1, as Lenders;

(3)	HSH NORDBANK AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095, Hamburg, Germany, as Agent;

(4)	HSH NORDBANK AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095, Hamburg, Germany, as Security Trustee; and

(5)	HSH NORDBANK AG acting through its office at Martensdamm, D-24103, Kiel, Germany, as Swap Bank.

WHEREAS

(A)
The Lenders have agreed to make available to the Borrower a term loan facility in an amount of up to the lesser of (a) US$51,500,000 and (b) 65 per cent. of the Market Value of the Ship on delivery (as determined pursuant to the valuations referred to in paragraph 7 of Schedule 3, Part B) to finance part of the purchase price of the Ship.  The Borrower will on-lend the Loan to the Owner to assist it in financing the acquisition of the Ship.

(B)	The Swap Bank has agreed to enter into interest rate swap transactions with the Borrower from time to time to hedge the Borrower’s exposure under this Agreement to interest rate fluctuations.

(C)	The Lenders and the Swap Bank have agreed to share pari passu in the security to be granted to the Security Trustee pursuant to this Agreement.

IT IS AGREED as follows:

1	INTERPRETATION

1.1	Definitions. Subject to Clause 1.5, in this Agreement:

“Advance” means the principal amount of each borrowing by the Borrower under this Agreement;

“Affected Lender” has the meaning given in Clause 5.5;

“Agency and Trust Deed” means the agency and trust deed executed or to be executed between the Borrower, the Lenders, the Swap Bank, the Agent and the Security Trustee in such form as the Lenders may approve or require;

“Agent” means HSH Nordbank AG and any of its successors including, without limitation, any successor appointed under clause 5 of the Agency and Trust Deed;

“Applicable Accounts” means, as at the date of calculation or, as the case may be, in respect of an accounting period, the annual audited consolidated accounts and financial statements of the Group or the quarterly unaudited accounts and financial statements of the Group, in each case, which the Borrower is obliged to deliver to the Agent pursuant to Clause 11.6;

“Approved Broker” means each of H. Clarkson & Company Limited of London, England, Barry Rogliano Salles S.A. of Paris, France, R.S. Platou Shipbrokers A.S. of Oslo, Norway, Arrow Sale & Purchase (UK) Ltd. of London, England, Simpson Spence & Young of London, England, Fearnley AS of Oslo, Norway and Maersk Shipbrokers of Copenhagen, Denmark;

“Approved Flag” means the Marshall Islands flag, the Liberian flag, the Cayman Islands flag or such other flag as the Agent may, in its sole and absolute discretion, approve as the flag on which the Ship shall be registered;

“Approved Flag State” means the Marshall Islands, Liberia, the Cayman Islands or any other country in which the Agent, may in its sole and absolute discretion, approve that the Ship be registered;

“Approved Manager” means Allseas Marine S.A. a corporation organised and existing under the laws of the Republic of Liberia, having its registered office at 80 Broad Street, Monrovia, Liberia and maintaining a ship management office at 15 Karamanli Street, 166 73 Voula, Greece or any other company which the Agent may, with the authorisation of the Majority Lenders, approve from time to time as the technical and/or commercial manager of the Ship;

“Availability Period” means the period commencing on the date of this Agreement and ending on:

(a)	30 December 2008 or such later date as the Agent may, with the authorisation of all the Lenders, agree with the Borrower; or

(b)	if earlier, the date on which the Total Commitments are fully borrowed, cancelled or terminated;

“Borrower” means Paragon Shipping Inc., a corporation incorporated in the Marshall Islands and having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, The Marshall Islands MH 96960;

“Business Day” means a day on which banks are open in London, Athens, Hamburg and any other city in which a Lender is incorporated or maintains its lending office and, in respect of a day on which a payment is required to be made under a Finance Document, also in New York City;

“Charterparty Assignment” means an assignment of the rights of the Owner under any Initial Charterparty and any Future Charterparty executed or to be executed by the Owner in favour of the Security Trustee, in each case, in such form as the Lenders may approve or require and, in the plural, means all of them;

“Commitment” means, in relation to a Lender, the amount set opposite its name in the Schedule 1 or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this Agreement (and “Total Commitments” means the aggregate of the Commitments of all the Lenders);

“Compliance Certificate” means a certificate in the form set out in Schedule 6 (or in any other form which the Agent approves or reasonably requires) to be provided at the times and in the manner set out in Clauses 12.5 and 12.10;

“Confirmation” and “Early Termination Date”, in relation to any continuing Designated Transaction, have the meanings given in the Master Agreement;

“Contract Price”  means the contract price payable for the Ship pursuant to the MOA being the amount of $79,250,000;

“Contractual Currency” has the meaning given in Clause 21.5;

“Contribution” means, in relation to a Lender, the part of the Loan which is owing to that Lender;

“Creditor Party” means the Agent, the Security Trustee, the Swap Bank or any Lender, whether as at the date of this Agreement or at any later time;

“Debt Service Reserve Account” means an account in the name of the Owner, with the Agent in Hamburg designated “FRIENDLY SEAS” - Debt Service Reserve Account”, or any other account (with that or another office of the Agent) which is designated by the Agent as the Debt Service Reserve Account for the purposes of this Agreement and, in the plural means all of them;

“Debt Service Reserve Account Pledge” means, in relation to the Debt Service Reserve Account, a pledge agreement creating security in favour of the Security Trustee in such form as the Lenders may approve or require

“Deed of Covenant” means if the Ship which is registered on the Cayman Islands flag, a deed of covenant collateral to the Mortgage to be executed in favour of the Security Trustee by the Owner in such form as the Lenders may approve or require;

“Designated Transaction” means a Transaction which fulfils the following requirements:

(a)	it is entered into by the Borrower pursuant to the Master Agreement with the Swap Bank which, at the time the Transaction is entered into, is also a Lender;

(b)
its purpose is the hedging of the Borrower’s exposure under this Agreement to fluctuations in LIBOR arising from the funding of the Loan (or any part thereof) for a period expiring no later than the Final Maturity Date; and

(c)
it is designated by the Borrower, by delivery by the Borrower to the Agent of a notice of designation in the form set out in Schedule 5, as a Designated Transaction for the purposes of the Finance Documents;

 “Dollars” and “$” means the lawful currency for the time being of the United States of America;

“Drawdown Date” means the date requested by the Borrower for the Loan to be made, or (as the context requires) the date on which the Loan is actually made;

“Drawdown Notice” means a notice in the form set out in Schedule 2 (or in any other form which the Agent approves or reasonably requires);

“Earnings” means all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Owner or the Security Trustee and which arise out of the use or operation of the Ship, including (but not limited to):

(a)
all freight, hire and passage moneys, compensation payable to the Owner or the Security Trustee in the event of requisition of the Ship for hire, remuneration for salvage and towage services, demurrage and detention moneys and damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of the Ship;

(b)	all moneys which are at any time payable under Insurances in respect of loss of earnings; and

(c)
if and whenever the Ship is employed on terms whereby any moneys falling within paragraphs (a) or (b) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to the Ship;

“Earnings Account” means an account in the name of the Owner, with the Agent in Hamburg designated “FRIENDY SEAS” - Earnings Account”, or any other account (with that or another office of the Agent) which is designated by the Agent as the Earnings Account for the purposes of this Agreement and, in the plural means all of them;

“Earnings Account Pledge” means, in relation to the Earnings Account, a pledge agreement creating security in favour of the Security Trustee in such form as the Lenders may approve or require;

“Environmental Claim” means:

(a)	any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b)	any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and “claim” means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

“Environmental Incident” means:

(a)	any release of Environmentally Sensitive Material from the Ship; or

(b)
any incident in which Environmentally Sensitive Material is released from a vessel other than the Ship and which involves a collision between the Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which the Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or the Ship or the Owner and/or any operator or manager is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c)
any other incident in which Environmentally Sensitive Material is released otherwise than from the Ship and in connection with which the Ship is actually or potentially liable to be arrested and/or where the Owner and/or any operator or manager of the Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

“Environmental Law” means any law relating to pollution or protection of the environment, to the carriage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;

“Environmentally Sensitive Material” means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;

“Event of Default” means any of the events or circumstances described in Clause 19.1;

“Fee Letter” means a letter issued or to be issued by the Borrower to the Agent in which the Borrower agrees to pay certain fees to the Agent in connection with this Agreement;

“Final Maturity Date” means the earlier of (a) date falling 120 months after the Drawdown Date and (b) 30 September 2018;

“Finance Documents” means:

(a)	this Agreement;

(b)	the Master Agreement;

(c)	the Agency and Trust Deed;

(d)	the Fee Letter;

(e)	the Guarantee;

(f)	the Master Agreement Assignment;

(g)	the Mortgage;

(h)	the General Assignment;

(i)	any Deed of Covenant;

(j)	the Retention Account Pledge;

(k)	the Earnings Account Pledge;

(l)	the Debt Service Reserve Account Pledge;

(m)	any Charterparty Assignment;

(n)	the Management Agreement Assignment;

(o)	the Manager’s Undertaking; and

(p)
any other document (whether creating a Security Interest or not) which is executed at any time by the Borrower, the Owner or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders and/or the Swap Bank under this Agreement or any of the documents referred to in this definition;

“Financial Indebtedness” means, in relation to a person (the “debtor”), a liability of the debtor:

(a)	for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b)	under any loan stock, bond, note or other security issued by the debtor;

(c)	under any acceptance credit, guarantee or letter of credit facility made available to the debtor;

(d)	under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e)
under any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f)
under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within (a) to (e) if the references to the debtor referred to the other person;

“Financial Year” means, in relation to the Group, each period of 1 year commencing on 1 January in respect of which its consolidated accounts are or ought to be prepared;

“First Class Underwriter” means any underwriter rated with at least BBB by either Standard & Poors or Moodys;

“Fleet Vessels” means, together, all of the vessels (including, but not limited to, the Ship) from time to time owned by members of the Group;

“Future Charterparty”  means, any time charterparty or contract of affreightment in respect of the Ship (other than an Initial Charterparty) of at least 11 consecutive months in duration or any bareboat charter and any guarantee of such charter (if such a guarantee is provided to the Owner) or other contract of employment in respect of the Ship to be entered into by the Owner and a charterer approved by the Agent in form and substance satisfactory to the Agent;

“GAAP” means generally accepted accounting principles as from time to time in effect in the United States of America;

“General Assignment” means a general assignment of the Earnings, the Insurances and any Requisition Compensation of the Ship in such form as the Lenders may approve or require;

“Group” means the Borrower and its subsidiaries (whether direct or indirect and including, but not limited to, the Owner) from time to time during the Security Period  and “member of the Group” shall be construed accordingly;

“Guarantee” means a guarantee to be given by the Owner in favour of the Security Trustee guaranteeing the obligations of the Borrower under (inter alia) this Agreement, the Master Agreement and the other Finance Documents in such form as the Lenders shall approve or require and in the plural means all of them;

“IACS” means the International Association of Classification Societies;

“Initial Charterparty” means each of:

(a)
the time charter entered or to be entered into between the Owner and Irika Shipping S.A. for a duration of at least 1 year, at a daily charter hire rate of at least $55,000 and on such other terms as shall be acceptable in all respects to the Agent; and

(b)
the time charter entered or to be entered into between the Owner and Deiulemar Spa (or any other company acceptable to the Lenders in their discretion) for a duration of at least 5 years (commencing as from the termination of the time charter referred to in paragraph (a) above), at a net daily charter hire rate of at least $33,750 on such other terms as shall be acceptable in all respects to the Agent, and in the plural means  both of them;

“Initial Market Value”  means the Market Value of the Ship determined pursuant to the valuations referred to in paragraph 7 of Schedule 3, Part B;

“Insurances”  means:

(a)
all policies and contracts of insurance, including entries of the Ship in any protection and indemnity or war risks association, which are effected in respect of the Ship, her Earnings or otherwise in relation to her; and

(b)	all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium;

“Interest Period” means a period determined in accordance with Clause 6;

“ISM Code” means:

(a)
‘The International Management Code for the Safe Operation of Ships and for Pollution Prevention’, currently known or referred to as the ‘ISM Code’, adopted by the Assembly of the International Maritime Organisation by Resolution A.741(18) on 4 November 1993 and incorporated on 19 May 1994 into chapter IX of the International Convention for the Safety of Life at Sea 1974 (SOLAS 1974); and

(b)
all further resolutions, circulars, codes, guidelines, regulations and recommendations which are now or in the future issued by or on behalf of the International Maritime Organisation or any other entity with responsibility for implementing  the ISM Code, including without limitation, the ‘Guidelines on implementation or administering of the International Safety Management (ISM) Code by Administrations’ produced by the International Maritime Organisations pursuant to Resolution A.788(19) adopted on 25 November 1995, as the same may be amended, supplemented or replaced from time to time;

“ISM Code Documentation” includes:

(a)	the document of compliance (DOC) and safety management certificate (SMC) issued pursuant to the ISM Code in relation to the Ship within the periods specified by the ISM Code; and

(b)	all other documents and data which are relevant to the ISM SMS and its implementation and verification which the Agent may require; and

(c)	any other documents which are prepared or which are otherwise relevant to establish and maintain the Ship’s or the compliance of its Owner with the ISM Code which the Agent may require;

“ISM SMS” means the safety management system for the Ship which is required to be developed, implemented and maintained under the ISM Code;

“ISPS Code” means the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organisation (“IMO”) now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended) and the mandatory ISPS Code as adopted by a Diplomatic Conference of the IMO on Maritime Security in December 2002 and includes any amendments or extensions to it and any regulation issued pursuant to it but shall only apply insofar as it is applicable law in the Ship’s flag state and any jurisdiction on which such Ship is operated;

“ISPS Code Documentation” includes:

(a)	the International Ship Security Certificate issued pursuant to the ISPS Code in relation to the Ship within the period specified in the ISPS Code; and

(b)	all other documents and data which are relevant to the ISPS Code and its implementation and verification which the Agent may require;

“Lender” means, subject to Clause 26.6:

(a)
a bank or financial institution listed in Schedule 1 and acting through its branch indicated in Schedule 1 (or through another branch notified to the Borrower under Clause 26.14) unless it has delivered a Transfer Certificate or Certificates covering the entire amounts of its Commitment and its Contribution; and

(b)	the holder for the time being of a Transfer Certificate;

“Leverage Ratio” means, at any relevant time, the ratio (expressed as a percentage) of:

(a)
the Total Liabilities (including, without limitation, all amounts outstanding from time to time under this Agreement, the Master Agreement and the other Finance Documents) less the aggregate of all cash deposits maintained by the Group which are free of Security Interests;

(b)	the aggregate Market Value of all the Fleet Vessels;

“LIBOR” means, for an Interest Period:

(a)
the rate per annum equal to the offered quotation for deposits in Dollars for a period equal to, or as near as possible equal to, the relevant Interest Period which appears on REUTERS BBA Page LIBOR 01 at or about 11.00 a.m. (London time) on the second Business Day prior to the commencement of that Interest Period (and, for the purposes of this Agreement, “REUTERS BBA Page LIBOR 01” means the display designated as “REUTERS BBA Page LIBOR 01” on the Reuters Money News Services or such other page as may replace REUTERS BBA Page LIBOR 01 on that service for the purpose of displaying rates comparable to that rate or on such other service as may be nominated by the British Bankers’ Association for the purpose of displaying British Bankers’ Association Interest Settlement Rates for Dollars); or

(b)
if no rate is quoted on REUTERS BBA Page LIBOR 01, the rate per annum determined by the Agent to be the arithmetic mean of the rates per annum notified to the Agent by each Lender to be the rate per annum at which deposits in Dollars are offered to that Lender by leading banks in the London Interbank Market at or about 11.00 a.m. (London time) on the second Business Day prior to the commencement of that Interest Period for a period equal to that Interest Period and for delivery on the first Business Day of it;

“Loan” means the principal amount for the time being outstanding under this Agreement;

“Major Casualty” means any casualty to the Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds $500,000 or the equivalent in any other currency;

“Majority Lenders” means:

(a)	before the Loan is advanced, Lenders whose Commitments total at least 66 2/3 per cent. of the Total Commitments; and

(b)	after the Loan is advanced, Lenders whose Contributions total 66 2/3 per cent. of the Loan;

“Manager’s Undertaking” means a letter of undertaking executed or to be executed by the Approved Manager in favour of the Security Trustee in such form as the Lenders may approve or require agreeing certain matters in relation to the management of the Ship and subordinating the rights of the Approved Manager against the Ship and the Owner to the rights of the Creditor Parties under the Finance Documents and, if applicable, assigning the Approved Manager’s interest in the Insurances of the Ship in favour of the Security Trustee;

“Management Agreement” means an agreement made or to be made between the Owner and the Approved Manager in respect of the commercial and technical management of the Ship;

“Management Agreement Assignment” means the assignment of the Owner’s rights and interests under the Management Agreement in such form as the Lenders may approve or require;

“Mandatory Cost” means the percentage rate per annum calculated by the Agent in accordance with Schedule 7;

“Margin” means, subject to Clause 5.14 and 5.15, at all times when the Loan is:

(a)	equal to, or less than, 50 per cent. of the Market Value of the Ship, 1.25 per cent. per annum; and

(b)	greater than 50 per cent. of the Market Value of the Ship, 1.30 per cent. per annum;

“Margin Calculation Date” has the meaning given to it in Clause 5.14;

“Margin Review Date”  has the meaning given to it in Clause 5.15;

“Market Value” means, in relation to the Ship and each Fleet Vessel, the market value thereof calculated in accordance with Clause 15.4;

“Market Value Adjusted Net Worth” means Paid-Up Capital plus General Reserves plus Retained Earnings adjusted to reflect the difference between the book values of the Fleet Vessels and the Market Values of all Fleet Vessels at any relevant time;

“Market Value Adjusted Total Assets”  means, at any time, Total Assets adjusted to reflect the difference between the book values of all Fleet Vessels and the aggregate Market Value of all Fleet Vessels and lease transactions relating to any Fleet Vessels;

“Master Agreement” means the master agreement (on the 1992 ISDA (Multicurrency - Crossborder) form) made between the Borrower and the Swap Bank and includes all Designated Transactions from time to time entered into and Confirmations from time to time exchanged under the master agreement;

“Master Agreement Assignment” means the assignment of the Master Agreement in such form as the Lenders may approve or require;

“MOA” means the memorandum of agreement, dated 11 June 2008 and made between the Seller and the Owner on terms and conditions acceptable to the Agent;

“Mortgage” means the first preferred or, as the case may be, priority ship mortgage on the Ship under the Approved Flag executed by the Owner in favour of the Security Trustee, each in such form as the Lenders may approve or require;

“Negotiation Period” has the meaning given in Clause 5.8;

“Notifying Lender” has the meaning given in Clause 23.1 or Clause 24.1 as the context requires;

“Owner” means, Paloma Marine S.A., a corporation incorporated in Liberia having its registered office at 80 Broad Street, Monrovia, Liberia, being a corporation which is a direct or indirect wholly-owned subsidiary of the Borrower;

“Paid-Up Capital”, “General Reserves” and “Retained Earnings” have the meanings ascribed to them in the Applicable Accounts;

“Payment Currency” has the meaning given in Clause 21.5;

“Permitted Security Interests” means:

(a)	Security Interests created by the Finance Documents;

(b)	liens for unpaid crew’s wages in accordance with usual maritime practice;

(c)	liens for salvage;

(d)	liens arising by operation of law for not more than 2 months’ prepaid hire under any charter in relation to the Ship not prohibited by this Agreement;

(e)
liens for master’s disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of the Ship, provided such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the Owner in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to Clause 14.13(h);

(f)
any Security Interest created in favour of a plaintiff or defendant in any action of the court or tribunal before whom such action is brought as security for costs and expenses where the Owner is prosecuting or defending such action in good faith by appropriate steps; and

(g)
Security Interests arising by operation of law in respect of taxes which are not overdue for payment other than taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made;

“Pertinent Jurisdiction”, in relation to a company, means:

(a)	England and Wales;

(b)	the country under the laws of which the company is incorporated or formed;

(c)	a country in which the company's central management and control is or has recently been exercised;

(d)	a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e)
a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

(f)
a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c) above;

“Potential Event of Default” means an event or circumstance which, with the giving of any notice, the lapse of time, a determination of the Majority Lenders and/or the satisfaction of any other condition, would constitute an Event of Default;

“Relevant Person” has the meaning given in Clause 19.9;

“Requisition Compensation” includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of “Total Loss”;

“Retention Account” means an account in the name of the Borrower with the Agent in Hamburg designated “Paragon Shipping Inc. - Retention Account”, or any other account (with that or another office of the Agent) which is designated by the Agent as the Retention Account for the purposes of this Agreement;

“Retention Account Pledge” means a pledge agreement creating security in favour of the Security Trustee in respect of the Retention Account in such form as the Lenders may approve or require;

“Secured Liabilities” means all liabilities which the Borrower, the Security Parties or any of them have, at the date of this Agreement or at any later time or times, under or by virtue of the Finance Documents or any judgment relating to the Finance Documents; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

“Security Interest” means:

(a)	a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind;

(b)	the rights of the plaintiff under an action in rem in which the vessel concerned has been arrested or a writ has been issued or similar step taken; and

(c)
any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A; but (c) does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution;

“Security Party” means the Owner, the Approved Manager and any other person (except a Creditor Party) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within the final paragraph of the definition of “Finance Documents”;

“Security Period” means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrower, the Security Parties and the Lenders that:

(a)	all amounts which have become due for payment by the Borrower or any Security Party under the Finance Documents have been paid;

(b)	no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

(c)	neither the Borrower nor any Security Party has any future or contingent liability under Clause 20, 21 or 22 below or any other provision of this Agreement or another Finance Document; and

(d)
the Agent, the Security Trustee and the Majority Lenders do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of the Borrower or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document;

“Security Trustee” means HSH Nordbank AG and any of its successors including, without limitation, any successor appointed under clause 5 of the Agency and Trust Deed;

“Seller”  means Cruising International S.A., a company incorporated in Panama whose registered office is at Beatriz M. De Cabal Street, P.N. Proconsa II Building, 8th Floor, Panama, Republic of Panama;

“Ship” means the supramax bulk carrier of 58,500 metric tons deadweight currently named “NIKOLAOS” and registered in the name of the Seller under the Panamanian flag to be purchased by the Owner pursuant to the MOA and registered in the name of the which is Owner under an Approved Flag with the name “FRIENDLY SEAS”;

 “Swap Account” means an account in the name of the Borrower with the Agent in Hamburg designated “Paragon Shipping Inc. - Swap Account”, or any other account (with that or another office of the Agent) which is designated by the Agent as the Swap Account for the purposes of this Agreement;

“Swap Bank” means HSH Nordbank AG acting through its office at Gerhart-Hauptmann-Platz 50, D-20095, Hamburg, Germany;

“Swap Exposure” means, as at any relevant date, the amount certified by the Swap Bank to the Agent to be the aggregate net amount in Dollars which would be payable by the Borrower to the Swap Bank under (and calculated in accordance with) section 6(e) (Payments on Early Termination) of the Master Agreement if an Early Termination Date had occurred on the relevant date in relation to all continuing Designated Transactions entered into between the Borrower and the Swap Bank;

“Total Assets” means, as at the relevant date, the aggregate value of all trade debtors and the value of all stock (valued in accordance with GAAP) and all other investments and other tangible and intangible assets of the Group properly included in the Applicable Accounts as “fixed assets” in accordance with GAAP but excluding any assets held on trust;

“Total Liabilities”  means, as at any date, the total liabilities (but excluding any amount in respect of Total Shareholder’s Equity) of the Group determined in accordance with, and as shown in, the most recent Accounting Information;

“Total Loss” means:

(a)	actual, constructive, compromised, agreed or arranged total loss of the Ship;

(b)
any expropriation, confiscation, requisition or acquisition of the Ship, whether for full consideration, a consideration less than her proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority, excluding a requisition for hire for a fixed period not exceeding one year without any right to an extension;

(c)	any condemnation of the Ship by any tribunal or by any person or person claiming to be a tribunal;

(d)	any arrest, capture, seizure or detention of the Ship (including any hijacking or theft) unless she is within 30 days redelivered to the full control the Owner;

“Total Loss Date” means:

(a)	in the case of an actual loss of the Ship, the date on which it occurred or, if that is unknown, the date when the Ship was last heard of;

(b)	in the case of a constructive, compromised, agreed or arranged total loss of the Ship, the earliest of:

(i)	the date on which a notice of abandonment is given to the insurers; and

(ii)	the date of any compromise, arrangement or agreement made by or on behalf of the Owner, with the Ship's insurers in which the insurers agree to treat the Ship as a total loss; and

(c)	in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Agent that the event constituting the total loss occurred;

“Transaction” has the meaning given in the Master Agreement;

“Transfer Certificate” has the meaning given in Clause 26.2; and

“Trust Property” has the meaning given in clause 3.1 of the Agency and Trust Deed.

1.2	Construction of certain terms. In this Agreement:

“approved” means, for the purposes of Clause 13, approved in writing by the Agent;

“asset” includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

“company” includes any partnership, joint venture and unincorporated association;

“consent” includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

“contingent liability” means a liability which is not certain to arise and/or the amount of which remains unascertained;

“document” includes a deed; also a letter, fax or telex;

“excess risks” means, in relation to the Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of the Ship in consequence of her insured value being less than the value at which the Ship is assessed for the purpose of such claims;

“expense” means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

“law” includes any form of delegated legislation, any order or decree, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

“legal or administrative action” means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

“liability” includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

“months” shall be construed in accordance with Clause 1.3;

“obligatory insurances” means, in relation to the Ship, all insurances effected, or which the Borrower and/or the Owner is obliged to effect, under Clause 13 below or any other provision of this Agreement or another Finance Document;

“parent company” has the meaning given in Clause 1.4;

“person” includes any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;

“policy”, in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

“protection and indemnity risks” means the usual risks covered by a protection and indemnity association managed in London, including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation therein of clause 1 of the Institute Time Clauses (Hulls)(1/10/83) or clause 8 of the Institute Time Clauses (Hulls) (1/11/1995) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

“regulation” includes any regulation, rule, official directive, request or guideline (either having the force of law or compliance with which is reasonable in the ordinary course of business of the party concerned) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

“subsidiary” has the meaning given in Clause 1.4;

“successor” includes any person who is entitled (by assignment, novation, merger or otherwise) to any other person’s rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

“tax” includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine; and

“war risks” means the risks according to Institute War and Strike Clauses (Hull Time) (1/10/83) or (1/11/95), or equivalent conditions, including, but not limited to risk of mines, blocking and trapping, missing vessel, confiscation, vandalism, sabotage and malicious mischief and all risks excluded from the standard form of English or other marine policy.

1.3
Meaning of “month”.  A period of one or more “months” ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started (“the numerically corresponding day”), but:

(a)
on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b)
on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day;

and “month” and “monthly” shall be construed accordingly.

1.4	Meaning of “subsidiary”. A company (S) is a subsidiary of another company (P) if:

(a)
a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P; or

(b)	P has direct or indirect control over a majority of the voting rights attached to the issued shares of S; or

(c)	P has the direct or indirect power to appoint or remove a majority of the directors of S; or

(d)	P otherwise has the direct or indirect power to ensure that the affairs of S are conducted in accordance with the wishes of P;

and any company of which S is a subsidiary is a parent company of S.

1.5	General Interpretation.

(a)	In this Agreement:

(i)	references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented, whether before the date of this Agreement or otherwise;

(ii)	references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise; and

(iii)	words denoting the singular number shall include the plural and vice versa.

(b)	Clauses 1.1 to 1.4 and paragraph (a) of this Clause 1.5 apply unless the contrary intention appears.

(c)
References in Clause 1.1 to a document being in the form of a particular Appendix or Schedule include references to that form with any modifications to that form which the Agent (with the authorisation of the Majority Lenders in the case of substantial modifications) approves or reasonably requires.

(d)	The clause headings shall not affect the interpretation of this Agreement.

2	FACILITY

2.1
Amount and purpose of facility.  Subject to the other provisions of this Agreement, the Lenders shall make available to the Borrower a loan facility in a single advance in an amount not exceeding the lesser of:

(a)	$51,500,000; and

(b)	65 per cent. of the Initial Market Value of the Ship.

The Loan shall be used to assist the Owner to finance part of the Contract Price of the Ship.

2.2
Lenders' participations in Loan.  Subject to the other provisions of this Agreement, each Lender shall participate in the Loan in the proportion which, as at the Drawdown Date, its Commitment bears to the Total Commitments.

2.3	Purpose of the Loan. The Borrower undertakes with each Creditor Party to use the Loan only for the purpose stated in the preamble to this Agreement and Clause 2.1.

2.4
Determination of tranches.  The Agent may divide the Loan into tranches, and shall advise the Borrower in writing of the amount of each tranche and the Borrower agrees and acknowledges that such determination shall be final and binding on the Borrower save in the case of manifest error.

3	POSITION OF THE LENDERS, THE SWAP BANK AND THE MAJORITY LENDERS

3.1	Interests of Lenders and Swap Bank several. The rights of the Lenders and the Swap Bank under this Agreement and the Master Agreement are several; accordingly:

(a)	each Lender shall be entitled to sue for any amount which has become due and payable by the Borrower to it under this Agreement; and

(b)	the Swap Bank shall be entitled to sue for any amount which has become due and payable by the Borrower to it under the Master Agreement.

without joining the Agent, the Security Trustee, any other Lender or the Swap Bank as additional parties in the proceedings.

3.2	Proceedings by individual Lender or Swap Bank. However, without the prior consent of the Majority Lenders, neither a Lender nor the Swap Bank may bring proceedings in respect of:

(a)	any other liability or obligation of the Borrower or a Security Party under or connected with a Finance Document or the Master Agreement; or

(b)	any misrepresentation or breach of warranty by the Borrower or a Security Party in or connected with a Finance Document or the Master Agreement.

3.3
Obligations several.  The obligations of the Lenders under this Agreement and of the Swap Bank under the Master Agreement are several; and a failure of a Lender to perform its obligations under this Agreement or of the Swap Bank to perform its obligations under the Master Agreement shall not result in:

(a)	the obligations of the other Lenders being increased; nor

(b)	the Borrower, any Security Party or any other Creditor Party being discharged (in whole or in part) from its obligations under any Finance Document;

and in no circumstances shall a Lender or the Swap Bank have any responsibility for a failure of another Lender or the Swap Bank to perform its obligations under this Agreement or the Master Agreement.

3.4	Parties bound by certain actions of Majority Lenders. Every Lender, the Swap Bank, the Borrower and each Security Party shall be bound by:

(a)	any determination made, or action taken, by the Majority Lenders under any provision of a Finance Document;

(b)	any instruction or authorisation given by the Majority Lenders to the Agent or the Security Trustee under or in connection with any Finance Document;

(c)	any action taken (or in good faith purportedly taken) by the Agent or the Security Trustee in accordance with such an instruction or authorisation.

3.5	Reliance on action of Agent. However, the Borrower and each Security Party:

(a)
shall be entitled to assume that the Majority Lenders have duly given any instruction or authorisation which, under any provision of a Finance Document, is required in relation to any action which the Agent has taken or is about to take; and

(b)	shall not be entitled to require any evidence that such an instruction or authorisation has been given.

3.6	Construction. In Clauses 3.4 and 3.5 references to action taken include (without limitation) the granting of any waiver or consent, an approval of any document and an agreement to any matter.

4	DRAWDOWN

4.1
Request for the Loan.  Subject to the following conditions, the Borrower may request the Loan  to be advanced by ensuring that the Agent receives a completed Drawdown Notice not later than 11.00 a.m. (Hamburg time) 3 Business Days prior to the intended Drawdown Date.

4.2	Availability. The conditions referred to in Clause 4.1 are that:

(a)	a Drawdown Date has to be a Business Day during the Availability Period;

(b)	the Loan shall not exceed 65 per cent. of the Initial Market Value of the Ship and shall be applied in financing part of the Contract Price of the Ship; and

(c)	the Loan shall not exceed the Total Commitments.

4.3	Notification to Lenders of receipt of a Drawdown Notice. The Agent shall promptly notify the Lenders that it has received a Drawdown Notice and shall inform each Lender of:

(a)	the amount of the Loan and the Drawdown Date;

(b)	the amount of that Lender's participation in the Loan; and

(c)	the duration of the first Interest Period applicable to the Loan.

4.4
Drawdown Notice irrevocable.  A Drawdown Notice must be signed by a director of the Borrower; and once served, a Drawdown Notice cannot be revoked without the prior consent of the Agent, acting on the authority of the Majority Lenders.

4.5
Lenders to make available Contributions.  Subject to the provisions of this Agreement, each Lender shall, on and with value on the Drawdown Date, make available to the Agent for the account of the Borrower the amount due from that Lender on the Drawdown Date under Clause 2.2.

4.6
Disbursement of the Loan.  Subject to the provisions of this Agreement, the Agent shall on the Drawdown Date pay to the Borrower the amounts which the Agent receives from the Lenders under Clause 4.5; and that payment to the Borrower shall be made:

(a)	to the account which the Borrower specifies in the Drawdown Notice; and

(b)	in the like funds as the Agent received the payments from the Lenders.

4.7
Disbursement of Loan to third party.   The payment by the Agent under Clause 4.6 to a third party specified in the Drawdown  Notice shall constitute the advancing of the Loan and the Borrower shall thereupon become indebted, as principal and direct obligor, to each Lender in an amount equal to that Lender's Contribution.

5	INTEREST

5.1
Payment of normal interest.  Subject to the provisions of this Agreement, interest on the Loan and each part thereof in respect of each Interest Period shall be paid by the Borrower on the last day of that Interest Period.

5.2
Normal rate of interest.  Subject to the provisions of this Agreement, the rate of interest on the Loan and each part thereof in respect of an Interest Period shall be the aggregate of (i) the applicable Margin, (ii) the Mandatory Cost (if any) and (iii) LIBOR.

5.3
Payment of accrued interest.  In the case of an Interest Period longer than 3 months, accrued interest shall be paid every 3 months during that Interest Period and on the last day of that Interest Period.

5.4	Notification of Interest Periods and rates of normal interest. The Agent shall notify the Borrower and each Lender of:

(a)	each rate of interest; and

(b)	the duration of each Interest Period;

as soon as reasonably practicable after each is determined.

5.5	Market disruption. The following provisions of this Clause 5 apply if:

(a)
no rate is quoted on Reuters BBA Page LIBOR 01 and at least half of the total number of Lenders at any time do not, before 1.00 p.m. (Hamburg time) on the second Business Day before the commencement of an Interest Period, provide quotations to the Agent in order to fix LIBOR; or

(b)
at least one Business Day before the start of an Interest Period, Lenders having Contributions together amounting to more than 50 per cent. of the Loan notify the Agent that LIBOR fixed by the Agent would not accurately reflect the cost to those Lenders of funding their respective Contributions (or any part of them) during the Interest Period in the London Interbank Dollar Market at or about 11.00 a.m. (London time) on the second Business Day before the commencement of the Interest Period; or

(c)
at least one Business Day before the start of an Interest Period, the Agent is notified by a Lender (the “Affected Lender”) that for any reason it is unable to obtain Dollars in the London Interbank Market in order to fund its Contribution (or any part of it) during the Interest Period.

5.6	Notification of market disruption. The Agent shall promptly notify the Borrower and each of the Lenders stating the circumstances falling within Clause 5.5 which have caused its notice to be given.

5.7	Suspension of drawdown. If the Agent's notice under Clause 5.6 is served before the Loan is made:

(a)	in a case falling within paragraphs (a) or (b) of Clause 5.5, the Lenders' obligations to advance the Loan;

(b)	in a case falling within paragraph (c) of Clause 5.5, the Affected Lender's obligation to participate in the Loan;

shall be suspended while the circumstances referred to in the Agent's notice continue.

5.8
Negotiation of alternative rate of interest.  If the Agent’s notice under Clause 5.6 is served after the Loan is advanced, the Borrower, the Agent and the Lenders or (as the case may be) the Affected Lender shall use reasonable endeavours to agree, within the 30 days after the date on which the Agent serves its notice under Clause 5.6 (the “Negotiation Period”), an alternative interest rate or (as the case may be) an alternative basis for the Lenders or (as the case may be) the Affected Lender to fund or continue to fund their or its Contribution to the Loan during the Interest Period concerned.

5.9
Application of agreed alternative rate of interest.  Any alternative interest rate or an alternative basis which is agreed during the Negotiation Period shall take effect in accordance with the terms agreed.

5.10
Alternative rate of interest in absence of agreement.  If an alternative interest rate or alternative basis is not agreed within the Negotiation Period, and the relevant  circumstances are continuing at the end of the Negotiation Period, then the Agent shall, with the agreement of each Lender or (as the case may be) the Affected Lender, set an interest period and interest rate representing the cost of funding of the Lenders or (as the case may be) the Affected Lender in Dollars or in any available currency of their or its Contribution to the Loan plus the Mandatory Cost (if any) and the applicable Margin; and the procedure provided for by this Clause 5.10 shall be repeated if the relevant circumstances are continuing at the end of the interest period so set by the Agent.

5.11
Notice of prepayment.  If the Borrower does not agree with an interest rate set by the Agent under Clause 5.10, the Borrower may give the Agent not less than 15 Business Days' notice of its intention to prepay the Loan at the end of the interest period set by the Agent.

5.12
Prepayment; termination of Commitments.  A notice under Clause 5.11 shall be irrevocable; the Agent shall promptly notify the Lenders or (as the case may require) the Affected Lender of the Borrower’s notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Total Commitments or (as the case may require) the Commitment of the Affected Lender shall be cancelled; and

(b)
on the last Business Day of the interest period set by the Agent, the Borrower shall prepay (without premium or penalty) the Loan or, as the case may be, the Affected Lender's Contribution, together with accrued interest thereon at the applicable rate plus the applicable Margin and the Mandatory Cost (if any).

5.13	Application of prepayment. The provisions of Clause 8 shall apply in relation to the prepayment.

5.14
Determination of Margin.  The Lender shall calculate the Market Value on the Drawdown Date and every 6 months thereafter (each a “Margin Calculation Date”) for the purposes of calculating the applicable Margin and shall advise the Borrower in writing of the applicable Margin which will apply for the 6-month period commencing on the relevant Margin Calculation Date  Provided that  in respect of each Margin Calculation Date other than the first applicable Margin Calculation Date, the Lenders shall only be obliged to advise the Borrowers of the Margin which will apply for the Interest Period commencing on the relevant applicable Margin Calculation Date if that Margin will be different to the Margin which applied immediately prior to the relevant Margin Calculation Date.

For the purposes of calculating the Market Value of the Ship pursuant to this Clause 5.14, it shall be determined no more than 30 days prior to the relevant Margin Calculation Date. The valuations of the Ship are to be provided to the Agent at least 5 Business Days prior to the Margin Calculation Date.

5.15
Review of Margin.  The Agent (acting upon the instalments of all the Lenders) and the Borrower each acknowledge and agree that they shall renegotiate the Margin in good faith on or prior to the date falling on the third anniversary of the Drawdown Date (the “Margin Review Date”).  If the Agent and the Borrower shall agree a revised Margin, such Margin shall apply as from the Margin Review Date in substitution of the initial Margin. If the Agent and the Borrower are unable to agree a revised Margin, the provisions of 8.8(c) shall apply.

6	INTEREST PERIODS

6.1
Commencement of Interest Periods.  The first Interest Period applicable to the Loan shall commence on the Drawdown Date and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

6.2	Duration of normal Interest Periods. Subject to Clause 6.3, each Interest Period in respect of the Loan shall be:

(a)	3, 6 or 12 months as notified by the Borrower to the Agent not later than 11.00 a.m. (Hamburg time) 3 Business Days before the commencement of the Interest Period; or

(b)	3 months, if the Borrower fails to notify the Agent by the time specified in paragraph (a) above; or

(c)	such other period as the Agent may, with the Majority Lenders' authority, agree with the Borrower.

7	DEFAULT INTEREST

7.1
Payment of default interest on overdue amounts.  The Borrower shall pay interest in accordance with the following provisions of this Clause 7 on any amount payable by the Borrower under any Finance Document which the Agent, the Security Trustee or the other designated payee does not receive on or before the relevant date, that is:

(a)	the date on which the Finance Documents provide that such amount is due for payment; or

(b)	if a Finance Document provides that such amount is payable on demand, the date on which the demand is served; or

(c)	if such amount has become immediately due and payable under Clause 19.4, the date on which it became immediately due and payable.

7.2
Default rate of interest.  Interest shall accrue on an overdue amount from (and including) the relevant date until the date of actual payment (as well after as before judgment) at the rate per annum determined by the Agent to be 2 per cent. above:

(a)	in the case of an overdue amount of principal, the higher of the rates set out at paragraphs (a) and (b) of Clause 7.3; or

(b)	in the case of any other overdue amount, the rate set out at paragraph (b) of Clause 7.3.

7.3	Calculation of default rate of interest. The rates referred to in Clause 7.2 are:

(a)	the rate applicable to the overdue principal amount immediately prior to the relevant date (but only for any unexpired part of any then current Interest Period);

(b)
the aggregate of the Mandatory Cost (if any) and the applicable Margin plus, in respect of successive periods of any duration (including at call) up to 3 months which the Agent may select from time to time:

(i)	LIBOR; or

(ii)
if the Agent determines that Dollar deposits for any such period are not being made available to a Lender or (as the case may be) Lenders by leading banks in the London Interbank Market in the ordinary course of business, a rate from time to time determined by the Agent by reference to the cost of funds to the Agent from such other sources as the Agent may from time to time determine.

7.4
Notification of interest periods and default rates.  The Agent shall promptly notify the Lenders and the Borrower of each interest rate determined by the Agent under Clause 7.3 and of each period selected by the Agent for the purposes of paragraph (b) of that Clause; but this shall not be taken to imply that the Borrower is liable to pay such interest only with effect from the date of the Agent's notification.

7.5
Payment of accrued default interest.  Subject to the other provisions of this Agreement, any interest due under this Clause shall be paid on the last day of the period by reference to which it was determined; and the payment shall be made to the Agent for the account of the Creditor Party to which the overdue amount is due.

7.6	Compounding of default interest. Any such interest which is not paid at the end of the period by reference to which it was determined shall thereupon be compounded.

7.7
Application to Master Agreement.  For the avoidance of doubt, this Clause 7 does not apply to any amount payable under the Master Agreement in respect of any continuing Designated Transaction as to which section 2(e) (Default Interest; Other Amounts) of the Master Agreement shall apply.

8	REPAYMENT AND PREPAYMENT

8.1	Amount of repayment instalments. The Borrower shall repay the Loan by:

(a)	forty (40) equal consecutive three-monthly instalments as follows:

(i)	in the case of the first to the fourth instalment (inclusive), in the amount of $2,625,000 each;

(ii)	in the case of the fifth to the twenty-fourth instalment (inclusive), in the amount of $875,000 each;

(iii)	in the case of the twenty-fifth to the fortieth instalment (inclusive), in the amount of $375,000; and

(b)	a balloon instalment in the amount of $17,500,000;

8.2
Repayment dates.  The first instalment shall be repaid on the date falling 3 months after the Drawdown Date and the last instalment, together with the said balloon instalment on the Final Maturity Date.

8.3
Final Maturity Date.  On the Final Maturity Date, the Borrower shall additionally pay to the Agent for the account of the Creditor Parties all principal and other sums then accrued or owing under any Finance Document.

8.4	Voluntary prepayment. Subject to the following conditions, the Borrower may prepay the whole or any part of the Loan on the last day of an Interest Period.

8.5	Conditions for voluntary prepayment. The conditions referred to in Clause 8.4 are that:

(a)	any partial prepayment to be applied against the Loan shall be $1,000,000 or a higher multiple thereof;

(b)
the Agent has received from the Borrower at least 10 days' prior written notice specifying the amount to be prepaid and the date on which the prepayment is to be made (such date shall be the last day of an Interest Period); and

(c)
the Borrower has provided evidence satisfactory to the Agent that any consent required by the Borrower or any Security Party in connection with the prepayment has been obtained and remains in force, and that any requirement relevant to this Agreement which affects the Borrower or any Security Party has been complied with.

8.6
Effect of notice of prepayment.  A prepayment notice may not be withdrawn or amended without the consent of the Agent, given with the authority of the Majority Lenders, and the amount specified in the prepayment notice shall become due and payable by the Borrower on the date for prepayment specified in the prepayment notice.

8.7
Notification of notice of prepayment.  The Agent shall notify the Lenders promptly upon receiving a prepayment notice, and shall provide any Lender which so requests with a copy of any document delivered by the Borrower under Clause 8.5(c).

8.8	Mandatory prepayment. The Borrower shall be obliged to prepay the Loan in full in the following circumstances:

(a)	if the Ship is sold, on or before the date on which the sale is completed by delivery of the Ship to the buyer; or

(b)
if the Ship becomes a Total Loss, on the earlier of the date falling 120 days after the relevant Total Loss Date and the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss; or

(c)
if the Agent and the Borrower do not agree to a revised Margin pursuant to Clause 5.15, on the date falling 45 days after the date on which the Agent proposes the revised Margin to the Borrower pursuant to Clause 5.15.

8.9
Amounts payable on prepayment.  A prepayment shall be made together with accrued interest (and any other amount payable under Clause 21 below or otherwise) in respect of the amount prepaid and, if the prepayment is not made on the last day of an Interest Period together with any sums payable under Clause 21.1(b) but without premium or penalty.

8.10
Application of partial prepayment.  Each partial prepayment made pursuant to Clause 8.4, shall be applied first against the balloon instalment and thereafter against the then outstanding repayment instalments in inverse order of maturity.

8.11	Reborrowing. No amount prepaid in respect of the Loan may be reborrowed.

8.12
Unwinding of Designated Transactions.  On or prior to any repayment or prepayment of the Loan under this Clause 8 or any other provision of this Agreement, the Borrower shall wholly or partially reverse, offset, unwind or otherwise terminate one or more of the continuing Designated Transactions to the extent necessary to ensure that the notional principal amount of the continuing Designated Transactions thereafter remaining does not exceed the amount of the Loan following such repayment or prepayment.

8.13
Prepayment of Swap Benefit.  If a Designated Transaction is terminated in circumstances where the Swap Bank would be obliged to pay an amount to the Borrower under the Master Agreement, the Borrower hereby agrees that such payment shall be applied in prepayment of the Loan and authorises the Swap Bank to pay such amount to the Agent for such purpose.

9	CONDITIONS PRECEDENT

9.1	Documents, fees and no default. Each Lender's obligation to contribute to the Loan is subject to the following conditions precedent:

(a)	that, on or before the date of this Agreement, the Agent receives the documents described in Part A of Schedule 3 in a form and substance satisfactory to the Agent and its lawyers;

(b)	that, on or before the Drawdown Date, the Agent receives the documents described in Part B of Schedule 3 in form and substance satisfactory to the Agent and its lawyers;

(c)	that on or before the Drawdown Date, the Agent is satisfied the Borrower has entered into such Designated Transactions to ensure compliance with its obligations under Clause 11.18;

(d)
that, on or before the service of the Drawdown Notice, the Agent receives all accrued commitment fee and all other fees referred to in Clause 20.1 which are payable at that time and has received payment of the expenses referred to in Clause 20.2;

(e)	that both at the date of each Drawdown Notice and at each Drawdown Date:

(i)	no Event of Default or Potential Event of Default has occurred and is continuing or would result from the borrowing of Loan;

(ii)
the representations and warranties in Clause 10 and those of the Borrower or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing; and

(iii)	none of the circumstances contemplated by Clause 5.5 has occurred and is continuing;

(f)
that, if the ratio set out in Clause 15.1 were applied immediately following the making of the Loan, the Borrower would not be obliged to provide additional security or prepay part of the Loan under that Clause; and

(g)
that at each Drawdown Date the Agent has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may, with the authorisation of the Majority Lenders, request by notice to the Borrower prior to the Drawdown Date.

9.2
Waiver of conditions precedent.  If the Majority Lenders, at their discretion, permit the Loan to be borrowed before certain of the conditions referred to in Clause 9.1 are satisfied, the Borrower shall ensure that those conditions are satisfied within 5 Business Days after the Drawdown Date relative to the Loan (or such longer period as the Agent may, with the authority of the Majority Lenders, specify).

10	REPRESENTATIONS AND WARRANTIES

10.1	General. The Borrower represents and warrants to each Creditor Party as follows.

10.2	Status. The Borrower is duly incorporated and validly existing and in good standing under the laws of the Marshall Islands.

10.3	Share capital and ownership. The Borrower has an authorised share capital divided into 150,000,000 registered shares of $0.001 each, all of which shares have been issued each fully paid.

10.4	Corporate power. The Borrower has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute the Finance Documents to which it is a party; and

(b)
to borrow under this Agreement, to enter into Designated Transactions under the Master Agreement and to make all the payments contemplated by, and to comply with, those Finance Documents to which the Borrower is a party.

10.5	Consents in force. All the consents referred to in Clause 10.4 remain in force and nothing has occurred which makes any of them liable to revocation.

10.6
Legal validity; effective Security Interests.  The Finance Documents to which the Borrower is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents):

(a)	constitute the Borrower's legal, valid and binding obligations enforceable against the Borrower in accordance with their respective terms; and

(b)	create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate subject to any relevant insolvency laws affecting creditors' rights generally.

10.7	No third party Security Interests. Without limiting the generality of Clause 10.6, at the time of the execution and delivery of each Finance Document:

(a)	the Borrower will have the right to create all the Security Interests which that Finance Document purports to create; and

(b)
no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8
No conflicts.  The execution by the Borrower of each Finance Document to which it is a party, and the borrowing by the Borrower of the Loan, and its compliance with each Finance Document to which it is a party will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Borrower; or

(c)	any contractual or other obligation or restriction which is binding on the Borrower or any of its assets.

10.9
No withholding taxes.  All payments which the Borrower is liable to make under the Finance Documents may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10	No default. No Event of Default or Potential Event of Default has occurred and is continuing.

10.11
Information.  All information which has been provided in writing by or on behalf of the Borrower or any Security Party to any Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.5; all audited and unaudited accounts which have been so provided satisfied the requirements of Clause 11.7; and there has been no material adverse change in the financial position or state of affairs of the Borrower from that disclosed in the latest of those accounts.

10.12	No litigation. No legal or administrative action involving the Borrower has been commenced or taken or, to the Borrower’s knowledge, is likely to be commenced or taken.

10.13
No rebates etc.  There is no agreement or understanding to allow or pay any rebate, premium, commission, discount or other benefit or payment (howsoever described) to a third party in connection with the purchase by the Owner, other than as disclosed to the Lenders in writing on or prior to the date of this Agreement.

10.14	Compliance with certain undertakings. At the date of this Agreement, the Borrower is in compliance with Clauses 11.2, 11.4, 11.9 and 11.13.

10.15	Taxes paid. The Borrower has paid all taxes applicable to, or imposed on or in relation to the Borrower or its business.

10.16
ISM and ISPS Code compliance.  The Borrower will procure that the Owner and the Approved Manager obtain all necessary ISM Code Documentation and ISPS Code Documentation in connection with the Ship and comply with the ISM Code and the ISPS Code on or before the date on which the Ship is delivered to the Owner pursuant to the MOA.

10.17
No money laundering.  Without prejudice to the generality of Clause 2.3, in relation to the borrowing by the Borrower of the Loan, the performance and discharge of its obligations and liabilities under the Finance Documents, and the transactions and other arrangements effected or contemplated by the Finance Documents to which the Borrower is a party, the Borrower confirms that it is acting for its own account and that the foregoing will not involve or lead to contravention of any law, official requirement or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities).

11	GENERAL UNDERTAKINGS

11.1
General.  The Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 11 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

11.2	Title; negative pledge and pari passu ranking. The Borrower will:

(a)
own (directly or indirectly) the entire beneficial interest in the Owner free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents;

(b)
not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future (including, but not limited to the Borrower’s rights against the Swap Bank under the Master Agreement or all or any part of the Borrower’s interest in any amount payable to the Borrower by the Swap Bank under the Master Agreement); and

(c)
procure that its liabilities under the Finance Documents to which it is a party do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.3	No disposal of assets. The Borrower will not transfer, lease or otherwise dispose of:

(a)	all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b)	any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation.

11.4
Restriction on other liabilities or obligations to be incurred.  The Borrower will not incur, and will procure that the Owner will not, incur, any liability or obligation except liabilities and obligations:

(a)	under the Finance Documents to which each is a party;

(b)	under the Master Agreement (but in such case, only in connection with Designated Transactions); and

(c)	(in the case of the Owner) incurred pursuant to the MOA and in the normal course of its business of operating the Ship.

11.5
Information provided to be accurate.  All financial and other information which is provided in writing by or on behalf of the Borrower under or in connection with any Finance Document will be true and not misleading and will not omit any material fact or consideration.

11.6	Provision of financial statements. The Borrower will send to the Agent:

(a)
as soon as possible, but in no event later than 180 days after the end of each Financial Year (commencing with the Financial Year ending 31 December 2007), the audited consolidated Financial Statements of the Group for that Financial Year;

(b)
as soon as possible, but in no event later than 90 days after the end of each quarterly period ending on 31 March, 30 June, 30 September and 31 December each Financial Year (commencing with the quarterly period ended 30 June 2008), the quarterly unaudited Financial Statements of the Group for that quarterly period;

(c)
as soon as possible, but in no event later than 30 days after the end of each semi-annual period ending on 30 June and 31 December in each Financial Year two valuations of the Ship each prepared by an Approved Broker (at the cost of the Borrower) in accordance with Clause 15.4, which valuations shall be used in determining the Market Value pursuant to Clause 15.1, the Margin in accordance with Clause 5.14 and the financial covenants referred to in Clause 12; and

(d)
promptly after each request by the Agent, such further financial information about the Borrower, the Group, the Ship and the Owner (including, but not limited to, charter arrangements, Financial Indebtedness and operating expenses) as the Agent may require.

11.7	Form of financial statements. All accounts (audited and unaudited) delivered under Clause 11.6 will:

(a)	be prepared in accordance with all applicable laws and GAAP consistently applied;

(b)
in the case of the annual audited financial statements of the Group, be audited by an internationally renowned auditing firm and such financial statements shall not include any material qualifications;

(c)	give a true and fair view of the state of affairs of the Group at the date of those accounts and of its profit for the period to which those accounts relate; and

(d)	fully disclose or provide for all significant liabilities of the Group.

11.8	Shareholder, creditor and other notices. The Borrower will send the Agent, at the same time as they are despatched:

(a)	copies of all communications which are despatched to all of the Borrower's shareholders or creditors or any class of them; and

(b)	copies of all filings with and reports to, the US Securities and Exchange Commission.

11.9	Consents. The Borrower will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Agent of, all consents required:

(a)	for the Borrower to perform its obligations under any Finance Document;

(b)	for the validity or enforceability of any Finance Document;

(c)	for the Owner to continue to own and operate the Ship;

and the Borrower will comply (or procure compliance) with the terms of all such consents.

11.10	Maintenance of Security Interests. The Borrower will, and shall procure that the Owner shall:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b)
without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Majority Lenders, is or has become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.11
Notification of litigation.  The Borrower will provide the Agent with details of any legal or administrative action involving the Borrower, any Security Party, the Approved Manager, any Ship or the Earnings or the Insurances of the Ship as soon as such action is instituted or it becomes apparent to the Borrower that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document.

11.12	No amendment to Master Agreement; Transactions. The Borrower will not:

(a)	agree to any amendment or supplement to, or waive or fail to enforce, the Master Agreement or any of its provisions; or

(b)	enter into any Transaction pursuant to the Master Agreement except Designated Transactions.

11.13
Principal place of business.  The Borrower will maintain its place of business, and keep its corporate documents and records, at the address stated in Clause 28.2(a);  and the Borrower will not establish, or do anything as a result of which it would be deemed to have, a place of business in any country other than the Marshall Islands.

11.14
Confirmation of no default.  The Borrower will, within 2 Business Days after service by the Agent of a written request, serve on the Agent a notice which is signed by 2 directors of the Borrower and which:

(a)	states that no Event of Default or Potential Event of Default has occurred; or

(b)	states that no Event of Default or Potential Event of Default has occurred, except for a specified event or matter, of which all material details are given.

The Agent may serve requests under this Clause 11.14 from time to time but only if asked to do so by a Lender or Lenders having Contributions exceeding 10 per cent. of the Loan or Commitments exceeding 10 per cent of the Total Commitments; and this Clause 11.14 does not affect the Borrower’s obligations under Clause 11.15.

11.15	Notification of default. The Borrower will notify the Agent as soon as the Borrower becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default; or

(b)	any matter which indicates that an Event of Default or a Potential Event of Default may have occurred;

and will thereafter keep the Agent fully up-to-date with all developments.

11.16	Provision of further information. The Borrower will, as soon as practicable after receiving the request, provide the Agent with any additional financial or other information relating:

(a)	to the Borrower, the Owner, the Ship, the Approved Manager or any other Security Party, the Insurances or the Earnings; or

(b)	to any other matter relevant to, or to any provision of, a Finance Document which may be requested by the Agent, the Security Trustee or any Lender at any time.

11.17
Provision of copies and translation of documents.  The Borrower will supply the Agent with a sufficient number of copies of the documents referred to above to provide 1 copy for each Creditor Party; and if the Agent so requires in respect of any of those documents, the Borrower will provide a certified English translation prepared by a translator approved by the Agent.

11.18
Hedging of interest rate risks.  The Borrower shall enter into such Designated Transactions with the Swap Bank so as to hedge all or the major part of the interest risk under this Agreement (but in any event not less than 50 per cent. of the interest rate risk under this Agreement outstanding at any time during the period commencing on the date of this Agreement until not earlier than the date falling on the third anniversary of the Drawdown Date).

11.19
Ownership.  The Borrower shall ensure that (a) it shall remain the direct or indirect owner of the whole of the issued share capital of the Owner and (b) there shall be no change in the legal and beneficial ownership of the shares in the Owner.

11.20
General and administrative costs.  The Borrower shall ensure that the payment of all the general and administrative costs of the Borrower and the Owner in connection with the ownership and operation of the Ship (including, without limitation, the payment of the management fees pursuant to the Management Agreements) shall be fully subordinated to the payment obligations of the Borrower and the Owner under this Agreement and the other Finance Documents throughout the Security Period.

11.21	Debt Service Reserve Account.

(a)
The Borrower shall ensure that there is standing to the credit of the Debt Service Reserve Account at all times an amount of at least $500,000 and any balance on the Debt Service Reserve Account may only be used to discharge the Borrower’s payment liabilities under this Agreement and the Master Agreement.

(b)
All monies standing to the credit of the Debt Service Reserve Account shall remain blocked thereon throughout the Security Period and may, following (i) a failure by the Borrower to pay when due any sum representing principal of, or interest on, the Loan and (ii) an instruction by the Agent, be applied by the Agent in meeting the shortfall in the amount due and payable by the Borrower (which instruction and application the Borrower irrevocably authorise the Agent to make).  Following any application of sums from the Debt Service Reserve Account under this Clause 11.21(b) to satisfy the payment obligation of the Borrower hereunder, the Borrower shall, immediately credit the Debt Service Reserve Account with such amount to ensure that the balance on the Debt Service Reserve Account is equal to the balance maintained on the date on which such application was made.

11.22
Know your customer.  The Borrower will provide to (or procure that there is sent to) the Agent such documents and evidence as any Creditor Party shall require in relation to the Borrower or any Security Party, based on applicable laws and regulations and each Creditor Party’s own internal guidelines relating to the verification of the identity and knowledge of its customers.

12	CORPORATE UNDERTAKINGS

12.1
General.  The Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 12 at all times during the Security Period except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

12.2	Maintenance of status. The Borrower will maintain its separate corporate existence and remain in good standing under the laws of the Marshall Islands.

12.3	Negative undertakings. The Borrower will not:

(a)	change the nature of its business; or

(b)	effect any form of redemption, purchase or return of share capital; or

(c)	provide any form of credit or financial assistance to:

(i)	a person who is directly or indirectly interested in the Borrower's share or loan capital; or

(ii)	any company in or with which such a person is directly or indirectly interested or connected;

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to the Borrower than those which it could obtain in a bargain made at arms' length  Provided that this shall not prevent or restrict the Borrower from on-lending the Loan to the Owner or granting credit or financial assistance to its wholly-owned direct or indirect subsidiaries;

(d)	issue, allot or grant any person a right to any shares in its capital or repurchase or reduce its issued share capital;

(e)
acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks, or enter into any transaction in a derivative other than Designated Transactions;

(f)	enter into any form of amalgamation, merger or de-merger or any form of reconstruction or reorganisation.

12.4	Financial Covenants. The Borrower shall ensure that at all times:

(a)	the Market Value Adjusted Net Worth of the Borrower shall not be less than $150,000,000;

(b)	an amount of not less than $500,000 is standing to the credit of the Debt Service Reserve Account; and

(c)	the Leverage Ratio shall not exceed 0.7:1.

12.5	Compliance Check. Compliance with the undertakings contained in Clause 12.4 shall be determined in each Financial Year:

(a)
at the time the Agent receives the audited consolidated accounts of the Borrower and the unaudited consolidated accounts of the Group (pursuant to Clauses 11.6(a) and 11.6(b) respectively), by reference to the unaudited consolidated accounts in the case of the first three financial quarters in each Financial Year and for the fourth financial quarter in each Financial Year, initially by reference to the unaudited consolidated accounts for the relevant fourth quarter and, once available, by reference to the audited consolidated accounts for that Financial Year of the Group; and

(b)	at any other time as the Agent may reasonably request by reference to such evidence as the Lenders may require to determine and calculate the financial covenants referred to in Clause 12.4.

At the same time as it delivers the consolidated accounts referred to in this Clause 12.5, the Borrower shall deliver to the Agent a Compliance Certificate demonstrating its compliance (or not, as the case may be) with the provisions of Clause 12.4 signed by the chief financial officer of the Borrower.

12.6
Change in accounting expressions and policies.  If, by reason of change in format or GAAP or other relevant accounting policies, the expressions appearing in any accounts and financial statements referred to in Clause 11.6 alter from those in the accounts and financial statements for the Borrower for the year ended 31 December 2007, the relevant definitions contained in Clause 1.1 and the provisions of Clause 12.4 shall be deemed modified in such manner as the Agent, acting with the authorisation of the Majority Lenders, shall require to take account of such different expressions but otherwise to maintain in all respects the substance of those provisions.

12.7
Subordination of rights of Borrower.  All rights which the Borrower at any time has (whether in respect of the Loan or any other transaction) against the Owner or its assets shall be fully subordinated to the rights of the Creditor Parties under the Finance Documents; and in particular, the Borrower shall not during the Security Period:

(a)	claim, or in a bankruptcy of the Owner or prove for any amount payable to the Borrower by the Owner, whether in respect of the Loan or any other transaction;

(b)	take or enforce any Security Interest for any such amount; or

(c)	claim to set-off any such amount against any amount payable by the Borrower to the Owner.

13	INSURANCE

13.1
General.  The Borrower also undertakes with each Creditor Party to procure that the Owner will comply with the following provisions of this Clause 13 at all times during the Security Period (after the Ship is owned by the Owner or has been delivered to it under the MOA) except as the Agent may, with the authority of the Majority Lenders, otherwise permit.

13.2	Maintenance of obligatory insurances. The Borrower shall procure that the Owner keep the Ship insured at the expense of the Owner against:

(a)	fire and usual marine risks (including hull and machinery and excess risks);

(b)	war risks (including protection and indemnity war risks);

(c)	in the case of protection and indemnity war risks, in an amount equal to the amount for which the war risks under the hull policies are effected;

(d)	protection and indemnity risks in excess of the limit of cover for oil pollution liability risks included within the protection and indemnity risks; and

(e)
any other risks against which the Majority Lenders consider, having regard to practices and other circumstances prevailing at the relevant time, it would in the opinion of the Majority Lenders be reasonable for the Owner to insure and which are specified by the Security Trustee by notice to the Owner.

13.3	Terms of obligatory insurances. The Borrower shall procure that the Owner shall effect such insurances:

(a)	in Dollars;

(b)
in the case of fire and usual marine risks, in an amount on an agreed value basis at least the greater of (i) the Market Value of the Ship and (ii) an amount which is equal to 120 per cent. of the Loan;

(c)
in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry (with the international group of protection and indemnity clubs) and the international marine insurance market (currently $1,000,000,000);

(d)	in relation to protection and indemnity risks, in respect of the full value and tonnage of the Ship;

(e)	on approved terms; and

(f)
through approved brokers and with approved insurance companies and/or First Class Underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.

13.4	Further protections for the Creditor Parties. In addition to the terms set out in Clause 13.3, the Borrower shall procure that the obligatory insurances shall:

(a)
(except in relation to risks referred to in Clauses 13.2(c) and (d)) name (or be amended to name) the Security Trustee as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee, but without the Security Trustee thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(b)	name the Security Trustee as sole loss payee with such directions for payment as the Security Trustee may specify;

(c)	provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(d)
provide that the insurers shall waive, to the fullest extent permitted by English law, their entitlement (if any) (whether by statute, common law, equity, or otherwise) to be subrogated to the rights and remedies of the Security Trustee in respect of any rights or interests (secured or not) held by or available to the Security Trustee in respect of the Secured Liabilities, until the Secured Liabilities shall have been fully repaid and discharged, except that the insurers shall not be restricted by the terms of this paragraph (d) from making personal claims against persons (other than the Owner or any Creditor Party) in circumstances where the insurers have fully discharged their liabilities and obligations under the relevant obligatory insurances;

(e)	provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee;

(f)	provide that the Security Trustee may make proof of loss if the Owner fails to do so;

(g)
provide that if any obligatory insurance is cancelled, or if any substantial change is made in the coverage which adversely affects the interest of the Security Trustee, or if any obligatory insurance is allowed to lapse for non-payment of premium, such cancellation, charge or lapse shall not be effective with respect to the Security Trustee for 30 days (or 7 days in the case of war risks) after receipt by the Security Trustee of prior written notice from the insurers of such cancellation, change or lapse;

(h)	not name any other person as an additional assured other than the Approved Manager; and

(i)
if the Security Trustee consents to there being any additional assured other than the Borrower or the Approved Manager, the Borrower shall procure that such party and/or person executes in favour of the Security Trustee an assignment of that party’s and/or person’s interest in the insurances in such terms as the Lenders may approve or require.

13.5	Renewal of obligatory insurances. The Borrower shall procure that the Owner shall:

(a)	at least 21 days before the expiry of any obligatory insurance:

(i)
notify the Security Trustee of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom the Owner proposes to renew that insurance and of the proposed terms of renewal; and

(ii)	in case of any substantial change in insurance cover, obtain the Security Trustee’s approval to the matters referred to in paragraph (i) above;

(b)	at least 14 days before the expiry of any obligatory insurance, renew the insurance in accordance with the Security Trustee’s approval pursuant to paragraph (a); and

(c)
procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Security Trustee in writing of the terms and conditions of the renewal.

13.6
Copies of policies; letters of undertaking.  The Borrower shall procure that the Owner shall ensure that all approved brokers provide the Security Trustee with copies of all policies relating to the obligatory insurances which they effect or renew and of a letter or letters of undertaking in a form required by the Majority Lenders and including undertakings by the approved brokers that:

(a)	they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4;

(b)	they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c)	they will advise the Security Trustee immediately of any material change to the terms of the obligatory insurances;

(d)
they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from the Owner or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e)
they will not set off against any sum recoverable in respect of a claim relating to the Ship under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of the Ship or otherwise, they waive any lien on the policies or, any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of the Ship forthwith upon being so requested by the Security Trustee.

13.7
Copies of certificates of entry.  The Borrower shall procure that the Owner shall ensure that any protection and indemnity and/or war risks associations in which the Ship is entered provides the Security Trustee with:

(a)	a certified copy of the certificate of entry for the Ship;

(b)	a letter or letters of undertaking in such form as may be required by the Majority Lenders; and

(c)
where required to be issued under the terms of insurance/indemnity provided by the Borrower's protection and indemnity association, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by the Owner in accordance with the requirements of such protection and indemnity association; and

(d)	a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority.

13.8
Deposit of original policies.  The Borrower shall procure that the Owner shall ensure that all policies relating to obligatory insurances are deposited with the approved brokers through which the insurances are effected or renewed.

13.9
Payment of premiums.  The Borrower shall procure that the Owner shall punctually pay all premiums or other sums payable in respect of the obligatory insurances and produce all relevant receipts when so required by the Security Trustee.

13.10
Guarantees.  The Borrower shall procure that the Owner shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

13.11	Restrictions on employment. The Borrower shall procure that the Owner shall not employ the Ship, nor permit her to be employed, outside the cover provided by any obligatory insurances.

13.12
Compliance with terms of insurances.  The Borrower shall procure that the Owner shall not do or omit to do (or permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable thereunder repayable in whole or in part; and, in particular:

(a)
the Owner shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in Clause 13.7(c) above) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b)
the Owner shall not make any changes relating to the classification or classification society or manager or operator of the Ship unless approved by the First Class Underwriters of the obligatory insurances;

(c)
the Owner shall not make all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship is entered to maintain cover for trading to the United States of America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d)
the Owner shall not employ the Ship, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

13.13
Alteration to terms of insurances.  The Borrower shall procure that the Owner shall not either make or agree to any alteration to the terms of any obligatory insurance or waive any right relating to any obligatory insurance without the prior written consent of the Security Trustee.

13.14
Settlement of claims.  The Borrower shall procure that the Owner shall not settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

13.15
Provision of copies of communications.  The Borrower shall procure that the Owner shall provide the Security Trustee, at the time of each such communication, copies of all written communications between the Owner and:

(a)	the approved brokers; and

(b)	the approved protection and indemnity and/or war risks associations; and

(c)	the approved insurance companies and/or First Class Underwriters, which relate directly or indirectly to:

(i)	the Owner’s obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls; and

(ii)	any credit arrangements made between the Owner and any of the persons referred to in paragraphs (a) or (b) above relating wholly or partly to the effecting or maintenance of the obligatory insurances.

13.16
Provision of information.  In addition, the Borrower shall procure that the Owner shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests for the purpose of:

(a)	obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b)	effecting, maintaining or renewing any such insurances as are referred to in Clause 13.17 below or dealing with or considering any matters relating to any such insurances and the Borrower shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

13.17
Mortgagee's interest and additional peril insurances.  The Security Trustee shall be entitled from time to time to effect, maintain and renew all or any of the following insurances in such amounts, on such terms, through such insurers and generally in such manner as the Majority Lenders may from time to time consider appropriate:

(a)
a mortgagee's interest marine insurance in an amount equal to 120 per cent. of the Loan, providing for the indemnification of the Security Trustee for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to the Ship or a liability of the Ship or of the Owner, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the First Class Underwriters by reason of, or on the basis of an allegation concerning:

(i)
any act or omission on the part of the Owner, of any operator, charterer, manager or sub-manager of the Ship or of any officer, employee or agent of the Owner or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii)
any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of the Owner, any other person referred to in paragraph (i) above, or of any officer, employee or agent of the Owner or of such a person, including the casting away or damaging of the Ship and/or the Ship being unseaworthy; and/or

(iii)	any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing;

(b)
a mortgagee's interest additional perils policy in an amount not less than 110 per cent. of the Loan, providing for the indemnification of the Security Trustee against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of the Ship, the imposition of any Security Interest over the Ship and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy whether or not similar to the foregoing and the Borrower shall upon demand fully indemnify the Security Trustee in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.18
Review of insurance requirements.  The Majority Lenders shall be entitled to review the requirements of this Clause 13 from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the opinion of the Majority Lenders, significant and capable of affecting the Owner or the Ship and their insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which the Owner may be subject), and may appoint insurance consultants in relation to this review at the cost of the Borrower.

13.19
Modification of insurance requirements.  The Security Trustee shall notify the Borrower of any proposed modification under Clause 13.18 to the requirements of this Clause 13 which the Majority Lenders consider appropriate in the circumstances, and such modification shall take effect on and from the date it is notified in writing to the Borrower as an amendment to this Clause 13 and shall bind the Borrower accordingly.

13.20
Compliance with mortgagee's instructions.  The Security Trustee shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require the Ship to remain at any safe port or to proceed to and remain at any safe port designated by the Security Trustee until the Owner implements any amendments to the terms of the obligatory insurances and any operational changes required as a result of a notice served under Clause 13.19.

14	SHIP COVENANTS

14.1
General.  The Borrower also undertakes with each Creditor Party to procure that the Owner shall comply with the following provisions of this Clause 14 at all times during the Security Period (after the Ship has been delivered to it under the MOA) except as the Agent, with the authority of the Majority Lenders, may otherwise permit.

14.2
Ship's name and registration.  The Borrower shall procure that the Owner shall keep the Ship registered in its ownership under an Approved Flag; shall not do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall not change the name or port of registry of the Ship.

14.3	Repair and classification. The Borrower shall procure that the Owner shall keep the Ship in a good and safe condition and state of repair:

(a)	consistent with first-class ship ownership and management practice;

(b)
so as to maintain the highest class with a first-class classification society which is a member of IACS acceptable to the Agent (the borrower acknowledges and agrees that China Classification Society and the Russian Maritime Register of Shipping are not considered acceptable by the Agent for the purposes of this Agreement) free of overdue recommendations and conditions of such classification society; and

(c)
so as to comply with all laws and regulations applicable to vessels registered at ports in the relevant Approved Flag State or to vessels trading to any jurisdiction to which the Ship may trade from time to time, including but not limited to the ISM Code, the ISPS Code, the ISM Code Documentation and the ISPS Code Documentation.

14.4
Classification society undertaking.  The Borrower shall procure that the Owner shall instruct the classification society referred to in Clause 14.3 (and procure that the classification society undertakes with the Security Trustee):

(a)
to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records and any other related records held by the classification society in relation to the Ship;

(b)
to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of the Owner and the Ship at the offices of the classification society and to take copies of them;

(c)	to notify the Security Trustee immediately in writing if the classification society:

(i)	receives notification from the Owner or any person that the Ship's classification society is to be changed; or

(ii)
becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of the Ship's class under the rules or terms and conditions of the Owner’s or the Ship's membership of the classification society;

(d)	following receipt of a written request from the Security Trustee:

(i)
to confirm that the Owner is not in default of any of its contractual obligations or liabilities to the classification society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the classification society;  or

(ii)
if the Owner is in default of any of its contractual obligations or liabilities to the classification society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences thereof, and any remedy period agreed or allowed by the classification society.

14.5
Modification.  The Borrower shall procure that the Owner shall not make any modification or repairs to, or replacement of, the Ship or equipment installed on her which would or might materially alter the structure, type or performance characteristics of the Ship or materially reduce her value.

14.6
Removal of parts.  The Borrower shall procure that the Owner shall not remove any material part of the Ship, or any item of equipment installed on, the Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the Ship the property of the Owner and subject to the security constituted by the Mortgage and if applicable, the Deed of Covenant, relative to the Ship Provided that the Owner may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship.

14.7
Surveys.  The Borrower shall procure that the Owner shall submit the Ship regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Majority Lenders, provide the Security Trustee (at the expense of the Borrower) with copies of all survey reports.

14.8
Inspection.  The Borrower shall procure that the Owner shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship at all reasonable times to inspect her condition or to satisfy themselves about proposed or executed repairs and shall afford all proper facilities for such inspections Provided that so long as no Event of Default has occurred and is continuing at the relevant time and the Ship is found to be in a satisfactory condition (in the opinion of the Security Trustee) the Borrower shall be obliged to pay the fees and expenses of one inspection of the Ship in any calendar year.

14.9	Prevention of and release from arrest. The Borrower shall procure that the Owner shall promptly discharge:

(a)	all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship, her Earnings or her Insurances;

(b)	all taxes, dues and other amounts charged in respect of the Ship, her Earnings or her Insurances; and

(c)	all other outgoings whatsoever in respect of the Ship, her Earnings or her Insurances and, forthwith upon receiving notice of the arrest of the Ship, or of her detention in exercise or purported exercise of any lien or claim, the Owner shall forthwith procure her release by providing bail or otherwise as the circumstances may require.

14.10	Compliance with laws etc. The Borrower shall procure that the Owner and the Approved Manager shall:

(a)
comply, or procure compliance with the ISM Code, the ISPS Code, all Environmental Laws and all other laws or regulations relating to the Ship, its ownership, operation and management or to the business of the Owner;

(b)	not employ the Ship nor allow her employment in any manner contrary to any law or regulation in any relevant jurisdiction including but not limited to the ISM Code and the ISPS Code; and

(c)
in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship to enter or trade to any zone which is declared a war zone by any government or by the Ship's war risks insurers unless the prior written consent of the Majority Lenders has been given and the Owner has (at its expense) effected any special, additional or modified insurance cover which the Majority Lenders may require.

14.11	Provision of information. The Borrower shall procure that the Owner shall promptly provide the Security Trustee with any information which the Majority Lenders request regarding:

(a)	the Ship, her employment, position and engagements;

(b)	the Earnings and payments and amounts due to the master and crew of the Ship;

(c)	any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship and any payments made in respect of the Ship;

(d)	any towages and salvages;

(e)	its compliance or the compliance of the Ship with the ISM Code and the ISPS Code,

and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship and of any current charter guarantee, and copies of the ISM Code Documentation and the ISPS Code Documentation.

14.12	Notification of certain events. The Borrower shall procure that the Owner shall immediately notify the Security Trustee by letter of:

(a)	any casualty which is or is likely to be or to become a Major Casualty;

(b)	any occurrence as a result of which the Ship has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c)	any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d)	any arrest or detention of the Ship, any exercise or purported exercise of any lien on the Ship or her Earnings or any requisition of the Ship for hire;

(e)	any intended dry docking of the Ship;

(f)	any Environmental Claim made against the Owner or in connection with the Ship, or any Environmental Incident;

(g)	any claim for breach of the ISM Code or the ISPS Code being made against the Owner, the Approved Manager or otherwise in connection with the Ship; or

(h)	any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with and the Borrower shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of the Owner’s, the Approved Manager’s  or any other person's response to any of those events or matters.

14.13	Restrictions on chartering, appointment of managers etc. The Borrower shall procure that the Owner shall not:

(a)	let the Ship on demise charter for any period;

(b)
other than pursuant to an Initial Charterparty, enter into any time or consecutive voyage charter in respect of the Ship for a term which exceeds, or which by virtue of any optional extensions may exceed, 11 months;

(c)	change the terms on which the Ship is employed or the identity of the person by whom the Ship is employed;

(d)	enter into any charter in relation to the Ship under which more than 2 months' hire (or the equivalent) is payable in advance;

(e)	charter the Ship otherwise than on bona fide arm's length terms at the time when the Ship is fixed;

(f)	appoint a manager of the Ship other than the Approved Manager or agree to any alteration to the terms of the Approved Manager’s appointment;

(g)	de-activate or lay up the Ship; or

(h)
put the Ship into the possession of any person for the purpose of work being done upon her in an amount exceeding or likely to exceed $500,000 (or the equivalent in any other currency) unless that person has first given to the Security Trustee and in terms satisfactory to it a written undertaking not to exercise any lien on the Ship or her Earnings for the cost of such work or otherwise.

14.14
Notice of Mortgage.  The Borrower shall procure that the Owner shall keep the Mortgage applicable to the Ship registered against the Ship as a valid first priority or first preferred mortgage, carry on board the Ship a certified copy of the Mortgage and place and maintain in a conspicuous place in the navigation room and the Master's cabin of the Ship a framed printed notice stating that the Ship is mortgaged by the Owner to the Security Trustee.

14.15	Sharing of Earnings. The Borrower shall procure that the Owner shall not:

(a)	enter into any agreement or arrangement for the sharing of any Earnings;

(b)
enter into any agreement or arrangement for the postponement of any date on which any Earnings are due; the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of the Owner to any Earnings; or

(c)	enter into any agreement or arrangement for the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings.

14.16
Charterparty Assignment.  Once the Owner enters into the second Initial Charterparty and if the Owner enters into any Future Charterparty in respect of the Ship the Borrower will procure that the Owner shall, at the request of the Agent, execute in favour of the Security Trustee a Charterparty Assignment in respect of that Initial Charterparty or, as the case may be, Future Charterparty, and shall deliver to the Agent such other documents equivalent to those referred to at paragraphs 3, 4 and 5 of Schedule 3, Part A as the Agent may require.

15	SECURITY COVER

15.1	Provision of additional security cover; prepayment of Loan. The Borrower undertakes with each Creditor Party that if the Agent notifies the Borrower that:

(a)	the Market Value of the Ship; plus

(b)	the net realisable value of any additional security previously provided under this Clause 15;

is below 133 per cent. of the Loan, the Borrower will on the first Business Day after the date on which the Agent's notice is served prepay in accordance with Clause 8 such part (at least) of the Loan as will eliminate the shortfall.

If the Borrower satisfies the Majority Lenders that it is unable to make the prepayment of the Loan required pursuant to this Clause 15.1, the Agent (acting upon the instructions of the Majority Lenders) may (in its sole and absolute discretion) agree instead to accept within 14 days after the date on which its notice is served, additional security from the Borrower or a third party which, in the opinion of the Majority Lenders, has a net realisable value at least equal to the shortfall and which, if it consists of or includes a Security Interest, covers such asset or assets and is documented in such terms as the Agent may, with authorisation from the Majority Lenders, approve or require.

15.2
Meaning of additional security.  In Clause 15.1 “security” means a Security Interest over an asset or assets (including, without limitation a vessel (whether securing the Borrower’s liabilities under the Finance Documents or a guarantee in respect of those liabilities), or a guarantee, letter of credit, cash deposit or other security acceptable to the Majority Lenders (in their sole and absolute discretion) in respect of the Borrower’s liabilities under the Finance Documents.

15.3
Requirement for additional documents.  The Borrower shall not be deemed to have complied with Clause 15.1 (i) above until the Agent has received in connection with the additional security certified copies of documents of the kinds referred to in paragraphs 3, 4 and 5 of Schedule 4, Part A and such legal opinions in terms acceptable to the Majority Lenders from such lawyers as they may select.

15.4	Valuation of Ship. The market value of the Ship at any date is that shown by taking the arithmetic mean of two valuations each prepared:

(a)	as at a date not more than 30 days previously;

(b)	in the case of the first valuation, by an Approved Broker appointed by the Borrower and, in the case of the second valuation, by an Approved Broker appointed by the Agent;

(c)	with or without physical inspection of the Ship (as the Agent may require);

(d)
on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment; and

(e)	after deducting the estimated amount of the usual and reasonable expenses which would be incurred in connection with the sale,

Provided that  if the two valuations provided pursuant to this Clause 15.4 differ by more than 15 per cent., a third valuation shall be obtained from a third Approved Broker appointed by the Agent and prepared on the basis described in paragraphs (a), (c), (d) and (e) of this Clause 15.4 and the Market Value of the Ship shall be the arithmetic mean of the three valuations obtained pursuant to this Clause 15.4.

15.5
Value of additional security.  The net realisable value of any additional security which is provided under Clause 15.1 and which consists of a Security Interest over a vessel shall be that shown by a valuation complying with the requirements of Clause 15.4.

15.6
Valuations binding.  Any valuation under Clause 15.1(i), 15.4 or 15.5 shall be binding and conclusive as regards the Borrower, as shall be any valuation which the Majority Lenders make of a security which does not consist of or include a Security Interest.

15.7
Provision of information.  The Borrower shall promptly provide the Agent and any Approved Broker or expert acting under Clause 15.4 or 15.5 with any information which the Agent or the Approved Broker or expert may request for the purposes of the valuation; and, if the Borrower fails to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which the Approved Broker or the Majority Lenders (or the expert appointed by them) consider prudent.

15.8
Payment of valuation expenses.  Without prejudice to the generality of the Borrower’s obligations under Clauses 20.2, 20.3 and 21.3, the Borrower shall, on demand, pay the Agent the amount of the fees and expenses of any Approved Broker instructed by the Agent under this Clause.

16	PAYMENTS AND CALCULATIONS

16.1	Currency and method of payments. All payments to be made:

(a)	by the Lenders to the Agent; or

(b)	by the Borrower to the Agent, the Security Trustee or any Lender

under a Finance Document shall be made to the Agent or to the Security Trustee, in the case of an amount payable to it:

(i)	by not later than 11.00 a.m. (London time) on the due date;

(ii)
in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(iii)
to the account of the Agent at JPMorgan Chase Bank, New York (Account No 001-1-331808 SWIFT Code: CHASUS 33 under reference “Paragon Shipping Inc. - US$51.5m facility”), or to such other account with such other bank as the Agent may from time to time notify to the Borrower and the other Creditor Parties; and

(iv)	in the case of an amount payable to the Security Trustee, to such account as it may from time to time notify to the Borrower and the other Creditor Parties.

16.2	Payment on non-Business Day. If any payment by the Borrower under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a)	the due date shall be extended to the next succeeding Business Day; or

(b)	if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

16.3
Basis for calculation of periodic payments.  All interest and commitment fee and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

16.4	Distribution of payments to Creditor Parties. Subject to Clauses 16.5, 16.6 and 16.7:

(a)
any amount received by the Agent under a Finance Document for distribution or remittance to a Lender, the Swap Bank or the Security Trustee shall be made available by the Agent to that Lender or, as the case may be, the Swap Bank or the Security Trustee by payment, with funds having the same value as the funds received, to such account as the Lender, the Swap Bank or the Security Trustee may have notified to the Agent not less than 5 Business Days previously; and

(b)
amounts to be applied in satisfying amounts of a particular category which are due to the Lenders or the Swap Bank generally shall be distributed by the Agent to each Lender or the Swap Bank pro rata to the amount in that category which is due to it.

16.5
Permitted deductions by Agent.  Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Lender or the Swap Bank, deduct and withhold from that amount any sum which is then due and payable to the Agent from that Lender or the Swap Bank under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender or the Swap Bank to pay on demand.

16.6
Agent only obliged to pay when monies received.  Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to the Borrower or any Lender or the Swap Bank any sum which the Agent is expecting to receive for remittance or distribution to the Borrower or that Lender or the Swap Bank until the Agent has satisfied itself that it has received that sum.

16.7
Refund to Agent of monies not received.  If and to the extent that the Agent makes available a sum to the Borrower or a Lender or the Swap Bank, without first having received that sum, the Borrower or (as the case may be) the Lender or the Swap Bank concerned shall, on demand:

(a)	refund the sum in full to the Agent; and

(b)
pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

16.8
Agent may assume receipt.  Clause 16.7 shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available.

16.9
Creditor Party accounts.  Each Creditor Party shall maintain accounts showing the amounts owing to it by the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.10
Agent's memorandum account.  The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrower and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrower and any Security Party.

16.11
Accounts prima facie evidence.  If any accounts maintained under Clauses 16.9 and 16.10 show an amount to be owing by the Borrower or a Security Party to a Creditor Party, those accounts shall, absent manifest error, be prima facie evidence that that amount is owing to that Creditor Party.

17	APPLICATION OF RECEIPTS

17.1
Normal order of application.  Except as any Finance Document may otherwise provide, any sums which are received or recovered by any Creditor Party under or by virtue of any Finance Document shall be applied:

(a)	FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents and the Master Agreement in the following order and proportions:

(i)
first, in or towards satisfaction pro rata of all amounts then due and payable to the Creditor Parties under the Finance Documents other than those amounts referred to at paragraphs (ii) and (iii) (including, but without limitation, all amounts payable by the Borrower under Clauses 20, 21 and 22 of this Agreement or by the Borrower or any Security Party under any corresponding or similar provision in any other Finance Document or in the Master Agreement);

(ii)
secondly, in or towards satisfaction pro rata of any and all amounts of interest or default interest payable to the Creditor Parties under the Finance Documents  and the Master Agreement (and, for this purpose, the expression “interest” shall include any net amount which the Borrower shall have become liable to pay or deliver under section 2(e) (Obligations) of the Master Agreement but shall have failed to pay or deliver to the Swap Bank at the time of application or distribution under this Clause 17); and

(iii)
thirdly, in or towards satisfaction pro rata of the Loan and the Swap Exposure of the Swap Bank (in the case of the latter, calculated as at the actual Early Termination Date applying to each particular Designated Transaction, or if no such Early Termination Date shall have occurred, calculated as if an Early Termination Date occurred on the date of application or distribution hereunder);

(b)
SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document or the Master Agreement but which the Agent, by notice to the Borrower, the Security Parties and the other Creditor Parties, states in its opinion will or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the provisions of Clause 17.1(a); and

(c)	THIRDLY: any surplus shall be paid to the Borrower or to any other person appearing to be entitled to it.

17.2
Variation of order of application.  The Agent may, with the authorisation of the Majority Lenders and the Swap Bank by notice to the Borrower, the Security Parties and the other Creditor Parties provide for a different manner of application from that set out in Clause 17.1 either as regards a specified sum or sums or as regards sums in a specified category or categories.

17.3
Notice of variation of order of application.  The Agent may give notices under Clause 17.2 from time to time; and such a notice may be stated to apply not only to sums which may be received or recovered in the future, but also to any sum which has been received or recovered on or after the third Business Day before the date on which the notice is served.

17.4
Appropriation rights overridden.  This Clause 17 and any notice which the Agent gives under Clause 17.3 shall override any right of appropriation possessed, and any appropriation made, by the Borrower or any Security Party.

18	APPLICATION OF EARNINGS

18.1	Payment of Earnings. The Borrower undertakes with each Creditor Party to ensure that throughout the Security Period:

(a)	(subject only to provisions of the relevant General Assignment), all the Earnings of the Ship are paid to the Earnings Account; and

(b)	all payments by the Swap Bank to a Borrower under a Designated Transaction are paid to the Swap Account.

18.2
Retentions.  The Borrower undertakes with each Creditor Party to ensure that there shall be transferred to the Retention Account out of the aggregate Earnings received in the Earnings Accounts during the preceding calendar month:

(a)	one-third of the amount of each repayment instalment falling due under Clause 8.1 at that time; and

(b)
in each calendar month of the Security Period commencing on the date falling 1 month after the first Drawdown Date and on the same day in each subsequent month, there is transferred to the Retention Account out of the aggregate Earnings received in the Earnings Accounts during the preceding calendar month the relevant fraction of the amount of interest on the Loan which is payable on the next due date for payment of interest for the Loan under this Agreement.

The “relevant fraction” in paragraph (b) above, is a fraction of which the numerator is 1 and the denominator the number of months comprised in the then current Interest Period applicable to the Loan (or, if the current Interest Period ends after the next date for payment of interest under this Agreement, the number of months from the later of the commencement of the current Interest Period or the last due date for payment of interest to the next date for payment of interest under this Agreement).

18.3
Shortfall in Earnings.  If the aggregate Earnings received are insufficient in any month for the required amount to be transferred to the Retention Account under Clause 18.2, the Borrower shall make up the amount of the insufficiency on demand from the Agent; but, without thereby prejudicing the Agent's right to make such demand at any time, the Agent may, if so authorised by the Majority Lenders, permit the Borrower to make up all or part of the insufficiency by increasing the amount of any transfer under Clause 18.2 from the Earnings received in the next or subsequent months.

18.4
Application of retentions.  Until an Event of Default occurs, the Agent shall on each due date for the payment of interest under this Agreement distribute to the Lenders in accordance with Clause 16.4 so much of the then balance on the Retention Account as equals:

(a)	any repayment instalment due in accordance with Clause 8.1 on that interest payment date; and

(b)	the amount of interest payable on that interest payment date in discharge of the Borrower's liability for that repayment instalment or that interest.

18.5
Interest accrued on Retention Account.  Any credit balance on the Retention Account shall bear interest at the rate from time to time offered by the Agent to its customers for Dollar deposits of similar amounts and for periods similar to those for which such balances appear to the Agent likely to remain on the Retention Account.

18.6
Release of accrued interest.  Interest accruing under Clause 18.5 shall be released to the Borrower on each interest payment date unless an Event of Default or a Potential Event of Default has occurred or the then credit balance on the Retention Account is less than what would have been the balance had the full amount required by Clause 18.2 (and Clause 18.3, if applicable) been transferred in that and each previous month.

18.7	Location of accounts. The Borrower shall promptly:

(a)	comply, and ensure that the Owner complies, with any requirement of the Agent as to the location or re-location of any Earnings Account, the Swap Account or the Retention Account;

(b)
execute, and ensure that the Owner executes, any documents which the Agent specifies to create or maintain in favour of the Security Trustee a Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Earnings Accounts (or any of them), the Swap Account and the Retention Account.

18.8
Debits for expenses etc.  The Agent shall be authorised by the Borrower (but not obliged) from time to time to debit the Earnings Account without prior notice in order to discharge any amount due and payable under Clause 20 or 21 to a Creditor Party or payment of which any Creditor Party has become entitled to demand under Clause 20 or 21.

18.9	Borrower’ obligations unaffected. The provisions of this Clause 18 do not affect:

(a)	the liability of the Borrower to make payments of principal and interest on the due dates; or

(b)	any other liability or obligation of the Borrower or any Security Party under any Finance Document.

19	EVENTS OF DEFAULT

19.1	Events of Default. An Event of Default occurs if:

(a)	the Borrower or any Security Party fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document; or

(b)	any breach occurs of Clause 9.2, 11.2, 11.3, 11.4, 11.6, 11.19, 11.20, 12.2, 12.3, 12.4, 12.5, 13.2, 15.1 or 18.1; or

(c)
any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b) above) if, in the opinion of the Majority Lenders, such default is capable of remedy, and such default continues unremedied 10 days after written notice from the Agent requesting action to remedy the same; or

(d)
(subject to any applicable grace period specified in the Finance Document) any breach by the Borrower or any Security Party occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a), (b) or (c) above); or

(e)
any representation, warranty or statement made by, or by an officer of, the Borrower or a Security Party in a Finance Document or in a Drawdown Notice or any other notice or document relating to a Finance Document is untrue or misleading when it is made; or

(f)	any of the following occurs in relation to any Financial Indebtedness of a Relevant Person:

(i)	any Financial Indebtedness of a Relevant Person is not paid when due or, if so payable, on demand; or

(ii)	any Financial Indebtedness of a Relevant Person becomes due and payable or capable of being declared due and payable prior to its stated maturity date as a consequence of any event of default; or

(iii)
a lease, hire purchase agreement or charter creating any Financial Indebtedness of a Relevant Person is terminated by the lessor or owner or becomes capable of being terminated as a consequence of any termination event; or

(iv)
any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Relevant Person ceases to be available or becomes capable of being terminated as a result of any event of default, or cash cover is required, or becomes capable of being required, in respect of such a facility as a result of any event of default; or

(v)	any Security Interest securing any Financial Indebtedness of a Relevant Person becomes enforceable; or

(g)	any of the following occurs in relation to a Relevant Person:

(i)	a Relevant Person becomes, in the opinion of the Majority Lenders, unable to pay its debts as they fall due; or

(ii)
any assets of a Relevant Person are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of, or sums aggregating, $100,000 or more or the equivalent in another currency; or

(iii)	any administrative or other receiver is appointed over any asset of a Relevant Person; or

(iv)
a Relevant Person makes any formal declaration of bankruptcy or any formal statement to the effect that it is insolvent or likely to become insolvent, or a winding up or administration order is made in relation to a Relevant Person, or the members or directors of a Relevant Person pass a resolution to the effect that it should be wound up, placed in administration or cease to carry on business, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person other than the Borrower which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by the Majority Lenders and effected not later than 3 months after the commencement of the winding up; or

(v)
a petition is presented in any Pertinent Jurisdiction for the winding up or administration, or the appointment of a provisional liquidator, of a Relevant Person unless the petition is being contested in good faith and on substantial grounds and is dismissed or withdrawn within 30 days of the presentation of the petition; or

(vi)
a Relevant Person petitions a court, or presents any proposal for, any form of judicial or non-judicial suspension or deferral of payments, reorganisation of its debt (or certain of its debt) or arrangement with all or a substantial proportion (by number or value) of its creditors or of any class of them or any such suspension or deferral of payments, reorganisation or arrangement is effected by court order, contract or otherwise; or

(vii)
any meeting of the members or directors of a Relevant Person is summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iii), (iv), (v) or (vi) above; or

(viii)	in a Pertinent Jurisdiction other than England, any event occurs or any procedure is commenced which, in the opinion of the Majority Lenders, is similar to any of the foregoing; or

(h)
the Borrower or any Security Party ceases or suspends carrying on or changes the nature of its business or a part of its business which, in the opinion of the Majority Lenders, is material in the context of this Agreement; or

(i)	it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i)
for the Borrower or any Security Party to discharge any liability under a Finance Document or to comply with any other obligation which the Majority Lenders consider material under a Finance Document; or

(ii)	for the Agent, the Security Trustee, the Lenders or the Swap Bank to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or

(j)
any consent necessary to enable the Owner to own, operate or charter the Ship or to enable the Borrower or any Security Party to comply with any provision which the Majority Lenders consider material of a Finance Document is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled; or

(k)
it appears to the Majority Lenders that, without their prior written consent, a change has occurred or probably has occurred after the date of this Agreement in the legal or beneficial ownership of any of the shares in the Owner or in the ultimate control of the voting rights attaching to any of those shares; or

(l)
any provision which the Majority Lenders consider material of a Finance Document proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest; or

(m)	the security constituted by a Finance Document is in any way imperilled or in jeopardy; or

(n)	an Event of Default (as defined in Section 14 of the Master Agreement) occurs;

(o)
the Master Agreement is terminated, cancelled, suspended, rescinded or revoked or otherwise ceases to remain in full force and effect for any reason except with the consent of the Agent, acting with the authorisation of the Majority Lenders; or

(p)	any other event occurs or any other circumstances arise or develop including, without limitation:

(i)	a change in the financial position, state of affairs or prospects of any Security Party; or

(ii)	any accident or other event involving any Ship or another vessel owned, chartered or operated by a Relevant Person;

in the light of which the Majority Lenders consider that there is a significant risk that the Borrower or any Security Party is, or will later become, unable to discharge its liabilities under the Finance Documents as they fall due.

19.2	Actions following an Event of Default. On, or at any time after, the occurrence of an Event of Default:

(a)	the Agent may, and if so instructed by the Majority Lenders, the Agent shall:

(i)	serve on the Borrower a notice stating that the Commitments and all other obligations of each Lender to the Borrower under this Agreement are terminated; and/or

(ii)
serve on the Borrower a notice stating that the Loan, all accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii)
take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii) above, the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or

(b)
the Security Trustee may, and if so instructed by the Agent, acting with the authorisation of the Majority Lenders, the Security Trustee shall take any action which, as a result of the Event of Default or any notice served under paragraph (a) (i) or (ii) above, the Security Trustee, the Agent and/or the Lenders and/or the Swap Bank are entitled to take under any Finance Document or any applicable law.

19.3
Termination of Commitments.  On the service of a notice under paragraph (a)(i) of Clause 19.2, the Commitments and all other obligations of each Lender to the Borrower under this Agreement shall terminate.

19.4
Acceleration of Loan.  On the service of a notice under paragraph (a)(ii) of Clause 19.2, the Loan, all accrued interest and all other amounts accrued or owing from the Borrower or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5
Multiple notices; action without notice.  The Agent may serve notices under paragraphs (a) (i) and (ii) of Clause 19.2 simultaneously or on different dates and it and/or the Security Trustee may take any action referred to in that Clause if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6
Notification of Creditor Parties and Security Parties.  The Agent shall send to each Lender, the Security Trustee and each Security Party a copy of the text of any notice which the Agent serves on the Borrower under Clause 19.2; but the notice shall become effective when it is served on the Borrower, and no failure or delay by the Agent to send a copy of the text of the notice to any other person shall invalidate the notice or provide the Borrower or any Security Party with any form of claim or defence.

19.7
Lender's rights unimpaired.  Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual Lenders under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1.

19.8	Exclusion of Creditor Party Liability. No Creditor Party, and no receiver or manager appointed by the Security Trustee, shall have any liability to the Borrower or a Security Party:

(a)
for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b)
as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset;

except that this does not exempt a Creditor Party or a receiver or manager from liability for losses shown to have been caused by the gross negligence or the wilful misconduct of such Creditor Party's own officers and employees or (as the case may be) such receiver's or manager's own partners or employees.

19.9
Relevant Persons.  In this Clause 19 “a Relevant Person” means the Borrower, a Security Party and any other member of the Group; but excluding any company which is dormant and the value of whose gross assets is $50,000 or less.

19.10
Position of Swap Bank.  Neither the Agent nor the Security Trustee shall be obliged, in connection with any action taken or proposed to be taken under or pursuant to the foregoing provisions of this Clause 19, to have any regard to the requirements of the Swap Bank except to the extent that the Swap Bank is also a Lender.

19.11
Interpretation.  In Clause 19.1(f) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in Clause 19.1(g) “petition” includes an application.

20	FEES AND EXPENSES

20.1	Facility and commitment fees. The Borrower shall pay to the Agent:

(a)
a commitment fee at the rate of 0.50 per cent. per annum on the undrawn amount of the Loan, for distribution among the Lenders pro rata to their Commitments during the period commencing on the date of this Agreement and ending on the earlier of (i) the Drawdown Date and (ii) the last day of the Availability Period payable quarterly in arrears and on the last day of such period; and

(b)	such other facility fees as are referred to in the Fee Letter, such fees being payable at the times and in the manner referred to in the Fee Letter.

20.2
Costs of negotiation, preparation etc.  The Borrower shall pay to the Agent on its demand the amount of all expenses incurred by the Agent or the Security Trustee in connection with the negotiation, preparation, execution or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document (including, without limitation, any legal fees (which shall include, for the avoidance of doubt, the fees incurred by the Agent with respect to the legal opinions referred to in Schedule 3) or out of pocket expenses and printing expenses).

20.3
Costs of variations, amendments, enforcement etc.  The Borrower shall pay to the Agent, on the Agent's demand, the amount of all expenses (including, without limitation, any legal fees or expenses) incurred by a Lender or the Swap Bank in connection with:

(a)	any amendment or supplement to a Finance Document, or any proposal for such an amendment to be made;

(b)	any consent or waiver by the Lenders, the Majority Lenders or the Lender concerned under or in connection with a Finance Document, or any request for such a consent or waiver;

(c)	the valuation of any security provided or offered under Clause 15 or any other matter relating to such security;

(d)
such circumstances where the Agent, in its absolute opinion, considers that there has been a material change to the insurances in respect of the Ship, the review of the insurances of the Ship pursuant to Clause 13.18;

(e)
any step taken by the Lender concerned or the Swap Bank with a view to the protection, exercise or enforcement of any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (e) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

20.4
Documentary taxes.  The Borrower shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Agent's demand, fully indemnify each Creditor Party against any liabilities and expenses resulting from any failure or delay by the Borrower to pay such a tax.

20.5
Certification of amounts.  A notice which is signed by two officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 20 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21	INDEMNITIES

21.1
Indemnities regarding borrowing and repayment of Loan.  The Borrower shall fully indemnify the Agent and each Lender on the Agent's demand and the Security Trustee on its demand in respect of all expenses, liabilities and losses which are incurred by that Creditor Party, or which that Creditor Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a)	the Loan not being borrowed on the date specified in the Drawdown Notice for the Loan for any reason other than a default by the Lender claiming the indemnity;

(b)	the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period or other relevant period;

(c)
any failure (for whatever reason) by the Borrower to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrower on the amount concerned under Clause 7);

(d)	the occurrence and/or continuance of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Clause 19;

and in respect of any tax (other than tax on its overall net income) for which a Creditor Party is liable in connection with any amount paid or payable to that Creditor Party (whether for its own account or otherwise) under any Finance Document.

21.2	Breakage costs. Without limiting its generality, Clause 21.1 covers any liability, expense or loss, including a loss of a prospective profit, incurred by a Lender:

(a)
in liquidating or employing deposits from third parties acquired or arranged to fund or maintain all or any part of its Contribution and/or any overdue amount (or an aggregate amount which includes its Contribution or any overdue amount); and

(b)
in terminating, or otherwise in connection with, any interest and/or currency swap or any other transaction entered into (whether with another legal entity or with another office or department of the Lender concerned) to hedge any exposure arising under this Agreement or that part which the Lender concerned determines is fairly attributable to this Agreement of the amount of the liabilities, expenses or losses (including losses of prospective profits) incurred by it in terminating, or otherwise in connection with, a number of transactions of which this Agreement is one.

21.3
Miscellaneous indemnities.  The Borrower shall fully indemnify each Creditor Party severally on their respective demands in respect of all claims, demands, proceedings, liabilities, taxes, losses and expenses of every kind (“liability items”) which may be made or brought against, or incurred by, the relevant Creditor Party, in any country, in relation to:

(a)
any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Agent, the Security Trustee or any other Creditor Party or by any receiver appointed under a Finance Document;

(b)
any other event, matter or question which occurs or arises at any time during the Security Period and which has any connection with, or any bearing on, any Finance Document, any payment or other transaction relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created (or intended to be created) by a Finance Document;

other than liability items which are shown to have been caused by the gross negligence or the wilful misconduct of the relevant Creditor Party’s own officers or employees.

21.4	Extension of indemnities; environmental indemnity. Without prejudice to its generality, Clause 21.3 covers:

(a)	any matter which would be covered by Clause 21.3 if any of the references in that Clause to a Lender were a reference to the Agent or (as the case may be) to the Security Trustee; and

(b)	any liability items which arise, or are asserted, under or in connection with any law relating to safety at sea, pollution, the protection of the environment, the ISM Code or the ISPS Code.

21.5
Currency indemnity.  If any sum due from the Borrower or any Security Party to a Creditor Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a)	making or lodging any claim or proof against the Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(b)	obtaining an order or judgment from any court or other tribunal; or

(c)	enforcing any such order or judgment;

the Borrower shall indemnify the Creditor Party concerned against the loss arising when the amount of the payment actually received by that Creditor Party is converted at the available rate of exchange into the Contractual Currency.

In this Clause 21.5, the “available rate of exchange” means the rate at which the Creditor Party concerned is able at the opening of business (Hamburg time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

This Clause 21.5 creates a separate liability of the Borrower which is distinct from its other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

21.6
Application to Master Agreement.  For the avoidance of doubt, Clause 21.5 does not apply in respect of sums due from the Borrower to the Swap Bank under or in connection with the Master Agreement as to which sums the provisions of section 8 (Contractual Currency) of the Master Agreement shall apply.

21.7
Certification of amounts.  A notice which is signed by 2 officers of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 21 and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21.8
Sums deemed due to a Lender.  For the purposes of this Clause 21, a sum payable by the Borrower to the Agent or the Security Trustee for distribution to a Lender shall be treated as a sum due to that Lender.

22	NO SET-OFF OR TAX DEDUCTION

22.1	No deductions. All amounts due from the Borrower under a Finance Document shall be paid:

(a)	without any form of set-off, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Borrower is required by law to make.

22.2	Grossing-up for taxes. If the Borrower is required by law to make a tax deduction from any payment:

(a)	the Borrower shall notify the Agent as soon as it becomes aware of the requirement;

(b)	the Borrower shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises;

(c)
the amount due in respect of the payment shall be increased by the amount necessary to ensure that each Creditor Party receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

22.3
Evidence of payment of taxes.  Within 1 month after making any tax deduction, the Borrower concerned shall deliver to the Agent documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

22.4
Exclusion of tax on overall net income.  In this Clause 22 “tax deduction” means any deduction or withholding for or on account of any present or future tax except tax on a Creditor Party's overall net income.

22.5
Application to the Master Agreement.  For the avoidance of doubt, Clause 22 does not apply in respect of sums due from the Borrower to the Swap Bank under or in connection with the Master Agreement as to which sums the provisions of section 2(d) (Deduction or Withholding for Tax) of the Master Agreement shall apply.

23	ILLEGALITY, ETC

23.1	Illegality. This Clause 23 applies if a Lender (the “Notifying Lender”) notifies the Agent that it has become, or will with effect from a specified date, become:

(a)	unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b)	contrary to, or inconsistent with, any regulation,

for the Notifying Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement.

23.2
Notification of illegality.  The Agent shall promptly notify the Borrower, the Security Parties, the Security Trustee and the other Lenders of the notice under Clause 23.1 which the Agent receives from the Notifying Lender.

23.3
Prepayment; termination of Commitment.  On the Agent notifying the Borrower under Clause 23.2, the Notifying Lender's Commitment shall terminate; and thereupon or, if later, on the date specified in the Notifying Lender's notice under Clause 23.1 as the date on which the notified event would become effective the Borrower shall prepay the Notifying Lender's Contribution in accordance with Clause 8.

23.4
Mitigation.  If circumstances arise which would result in a notification under Clause 23.1 then, without in any way limiting the rights of the Notifying Lender under Clause 23.3, the Notifying Lender shall use reasonable endeavours to transfer its obligations, liabilities and rights under this Agreement and the Finance Documents to another office or financial institution not affected by the circumstances but the Notifying Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(a)	have an adverse effect on its business, operations or financial condition; or

(b)	involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or

(c)	involve it in any expense (unless indemnified to its satisfaction) or tax disadvantage.

24	INCREASED COSTS

24.1	Increased costs. This Clause 24 applies if a Lender (the “Notifying Lender”) notifies the Agent that the Notifying Lender considers that as a result of:

(a)
the introduction or alteration after the date of this Agreement of a law or regulation or an alteration after the date of this Agreement in the manner in which a law or regulation is interpreted or applied (disregarding any effect which relates to the application to payments under this Agreement of a tax on the Notifying Lender's overall net income); or

(b)
the effect of complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Notifying Lender allocates capital resources to its obligations under this Agreement, the Notifying Lender (or a parent company of it) has incurred or will incur an “increased cost”, that is to say:

(i)
an additional or increased cost incurred as a result of, or in connection with, the Notifying Lender having entered into, or being a party to, this Agreement or a Transfer Certificate, of funding or maintaining its Commitment or Contribution or performing its obligations under this Agreement, or of having outstanding all or any part of its Contribution or other unpaid sums; or

(ii)	a reduction in the amount of any payment to the Notifying Lender under this Agreement or in the effective return which such a payment represents to the Notifying Lender or on its capital;

(iii)
an additional or increased cost of funding all or maintaining all or any of the advances comprised in a class of advances formed by or including the Notifying Lender's Contribution or (as the case may require) the proportion of that cost attributable to the Contribution; or

(iv)	a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Notifying Lender under this Agreement;

but not an item attributable to a change in the rate of tax on the overall net income of the Notifying Lender (or a parent company of it) or an item covered by the indemnity for tax in Clause 21.1 or by Clause 22 or an item arising directly out of the implementation by the applicable authorities having jurisdiction over the Notifying Lender of the matters set out in the statement of Basle Committee on Banking Regulations and Supervisory Practices dated July, 1988 and entitled “International Covergence of Capital Measurement and Capital Structures”, to the extent and according to the timetable provided for in the statement.

For the purposes of this Clause 24.1 the Notifying Lender may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class thereof) on such basis as it considers appropriate.

24.2
Notification to Borrower of claim for increased costs.  The Agent shall promptly notify the Borrower and the Security Parties of the notice which the Agent received from the Notifying Lender under Clause 24.1.

24.3
Payment of increased costs.  The Borrower shall pay to the Agent, at the end of any Interest Period during which the Agent makes demand, for the account of the Notifying Lender, the amounts which the Agent from time to time notifies the Borrower that the Notifying Lender has specified to be necessary to compensate the Notifying Lender for the increased cost.

24.4
Notice of prepayment.  If the Borrower is not willing to continue to compensate the Notifying Lender for the increased cost under Clause 24.3, the Borrower may give the Agent not less than 14 days' notice of its intention to prepay the Notifying Lender's Contribution at the end of an Interest Period.

24.5	Prepayment; termination of Commitment. A notice under Clause 24.4 shall be irrevocable; the Agent shall promptly notify the Notifying Lender of the Borrower’s notice of intended prepayment; and:

(a)	on the date on which the Agent serves that notice, the Commitment of the Notifying Lender shall be cancelled; and

(b)
on the date specified in its notice of intended prepayment, the Borrower shall prepay (without premium or penalty) the Notifying Lender's Contribution, together with accrued interest thereon at the applicable rate plus the applicable Margin and the Mandatory Cost (if any).

24.6	Application of prepayment. Clause 8 shall apply in relation to the prepayment.

25	SET-OFF

25.1	Application of credit balances. Each Creditor Party may without prior notice:

(a)
apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Borrower at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from the Borrower to that Creditor Party under any of the Finance Documents; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Borrower;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars;

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Creditor Party concerned considers appropriate.

25.2
Existing rights unaffected.  No Creditor Party shall be obliged to exercise any of its rights under Clause 25.1; and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

25.3
Sums deemed due to a Lender.  For the purposes of this Clause 25, a sum payable by the Borrower to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

26	TRANSFERS AND CHANGES IN LENDING OFFICES

26.1	Transfer by Borrower. The Borrower may not, without the consent of the Agent, given on the instructions of all the Lenders:

(a)	transfer any of its rights or obligations under any Finance Document; or

(b)	enter into any merger, de-merger or other reorganisation, or carry out any other act, as a result of which any of its rights or liabilities would vest in, or pass to, another person.

26.2	Transfer by a Lender. Subject to Clause 26.5, a Lender (the “Transferor Lender”) may at any time (and with the consent of the Agent), cause:

(a)	its rights in respect of all or part of its Contribution; or

(b)	its obligations in respect of all or part of its Commitment; or

(c)	a combination of (a) and (b)

to be (in the case of its rights) transferred to, or (in the case of its obligations) assumed by, any third party (a “Transferee Lender”) by delivering to the Agent a completed certificate in the form set out in Schedule 4 with any modifications approved or required by the Agent (a “Transfer Certificate”) executed by the Transferor Lender and the Transferee Lender.

However any rights and obligations of the Transferor Lender in its capacity as Agent or Security Trustee will have to be dealt with separately in accordance with the Agency and Trust Deed.

26.3
Transfer Certificate, delivery and notification.  As soon as reasonably practicable after a Transfer Certificate is delivered to the Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a)	sign the Transfer Certificate on behalf of itself, the Borrower, the Security Parties, the Security Trustee and each of the Lenders;

(b)	on behalf of the Transferee Lender, send to the Borrower and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it; and

(c)	send to the Transferee Lender copies of the letters or faxes sent under paragraph (b) above.

26.4
Effective Date of Transfer Certificate.  A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date Provided that it is signed by the Agent under Clause 26.3 on or before that date.

26.5
No transfer without Transfer Certificate.  No assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, the Borrower, any Security Party, the Agent or the Security Trustee unless it is effected, evidenced or perfected by a Transfer Certificate.

26.6
Lender re-organisation; waiver of Transfer Certificate.  However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the “successor”), the successor shall automatically and without any further act being necessary become a Lender with the same Commitment and Contribution as were held by the predecessor Lender.

26.7	Effect of Transfer Certificate. A Transfer Certificate takes effect in accordance with English law as follows:

(a)
to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender's title and of any rights or equities which the Borrower or any Security Party had against the Transferor Lender;

(b)	the Transferor Lender's Commitment is discharged to the extent specified in the Transfer Certificate;

(c)
the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender (or the part thereof specified in the Transfer Certificate) and a Commitment of an amount specified in the Transfer Certificate;

(d)
the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e)
any part of the Loan which the Transferee Lender advances after the Transfer Certificate's effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor's title and any rights or equities of the Borrower or any Security Party against the Transferor Lender had not existed;

(f)
the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under Clause 5.5 and Clause 20, and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g)
in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of the Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross-claim.

26.8
Maintenance of register of Lenders.  During the Security Period the Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4) of the Transfer Certificate; and the Agent shall make the register available for inspection by any Lender, the Security Trustee and the Borrower during normal banking hours, subject to receiving at least 5 Business Days prior notice.

26.9
Reliance on register of Lenders.  The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

26.10	Authorisation of Agent to sign Transfer Certificates. The Borrower, the Security Trustee and each Lender irrevocably authorise the Agent to sign Transfer Certificates on its behalf.

26.11
Registration fee.  In respect of any Transfer Certificate, the Agent shall be entitled to recover a registration fee of $2,000 from the Transferor Lender or (at the Agent's option) the Transferee Lender.

26.12
Sub-participation;  subrogation assignment.  A Lender may sub-participate all or any part of its rights and/or obligations under or in connection with the Finance Documents without the consent of, or any notice to, the Borrower, any Security Party, the Agent or the Security Trustee; and the Lenders may assign, in any manner and terms agreed by  the Majority Lenders, the Agent and the Security Trustee, all or an part of those rights to an insurer or surety who has become subrogated to them.

26.13
Disclosure of information.  A Lender may disclose to a potential Transferee Lender or sub-participant as well as, where relevant, to rating agencies, trustees and accountants, any financial or other information which the Lender has received in relation to the Loan, the Borrower, any Security Party or their affairs and collateral or security provided under or in connection with any Finance Document, their financial circumstances and any other information whatsoever, as such Lender may deem reasonably necessary or appropriate and, in connection with such financial or other information, such Lender shall be released from its obligation of secrecy and from banking confidentiality.

In the event any such potential Transferee Lender, sub-participant, rating agency, trustee or accountant is not already bound by any legal obligation of secrecy or banking confidentiality, the Lender concerned shall require such other party to sign a confidentiality agreement.

26.14	Change of lending office. A Lender may change its lending office by giving notice to the Agent and the change shall become effective on the later of:

(a)	the date on which the Agent receives the notice; and

(b)	the date, if any, specified in the notice as the date on which the change will come into effect.

26.15
Notification.  On receiving such a notice, the Agent shall notify the Borrower and the Security Trustee; and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Agent last had notice.

27	VARIATIONS AND WAIVERS

27.1
Variations, waivers etc. by Majority Lenders.  Subject to Clause 27.2, a document shall be effective to vary, waive, suspend or limit any provision of a Finance Document, or any Creditor Party's rights or remedies under such a provision or the general law, only if the document is signed, or specifically agreed to by fax, by the Borrower, by the Agent on behalf of the Majority Lenders, by the Agent and the Security Trustee in their own rights, and, if the document relates to a Finance Document to which a Security Party is party, by that Security Party.

27.2
Variations, waivers etc. requiring agreement of all Lenders.  However, as regards the following, Clause 27.1 applies as if the words “by the Agent on behalf of the Majority Lenders” were replaced by the words “by or on behalf of every Lender and the Swap Bank”:

(a)	a change in the applicable Margin or in the definition of LIBOR;

(b)	a change to the date for, or the amount of, any payment of principal, interest, fees, or other sum payable under this Agreement;

(c)	a change to any Lender's Commitment;

(d)	an extension of the Availability Period;

(e)	a change to the definition of “Majority Lenders” or “Finance Documents”;

(f)	a change to the preamble or to Clause 2, 3, 4, 5.1, 8.1, 8.2, 17, 18, 19 or 30;

(g)	a change to this Clause 27;

(h)	any release of, or material variation to, a Security Interest, guarantee, indemnity or subordination arrangement set out in a Finance Document; and

(i)	any other change or matter as regards which this Agreement or another Finance Document expressly provides that each Lender's consent is required.

27.3
Exclusion of other or implied variations.  Except for a document which satisfies the requirements of Clauses 27.1 and 27.2, no document, and no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Creditor Parties or any of them (or any person acting on behalf of any of them) shall result in the Creditor Parties or any of them (or any person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a)	a provision of this Agreement or another Finance Document; or

(b)	an Event of Default; or

(c)	a breach by the Borrower or a Security Party of an obligation under a Finance Document or the general law; or

(d)	any right or remedy conferred by any Finance Document or by the general law;

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

28	NOTICES

28.1
General.  Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by registered letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

28.2	Addresses for communications. A notice shall be sent:

(a)	to the Borrower:	Paragon Shipping Inc. 15 Karamanli Street 166 73 Voula Greece Fax No: +(30) 210 895 5140 Attn: the Chief Financial Officer
(b)	to a Lender:	At the address opposite its name in Schedule 1 or (as the case may require) in the relevant Transfer Certificate; and
(c)	to the Swap Bank, the Agent and the Security Trustee:	HSH Nordbank AG Gerhart-Hauptmann-Platz 50 D-20095 Hamburg Germany Fax No: +(49) 40 33 33 34 121 Attn: Shipping, Greek clients or to such other address as the relevant party may notify the Agent or, if the relevant party is the Agent or the Security Trustee, the Borrower, the Lenders, the Swap Bank and the Security Parties.

28.3	Effective date of notices. Subject to Clauses 28.4 and 28.5:

(a)	a notice which is delivered personally shall be deemed to be served, and shall take effect, at the time when it is delivered;

(b)
a notice which is delivered by registered letter shall be deemed to be served, and shall take effect, 5 Business Days after being deposited in the post postage prepaid in an envelope addressed to it at the relevant address; and

(c)	a notice which is sent by fax shall be deemed to be served, and shall take effect, 2 hours after its transmission is completed.

28.4	Service outside business hours. However, if under Clause 28.3 a notice would be deemed to be served:

(a)	on a day which is not a business day in the place of receipt; or

(b)	on such a business day, but after 5 p.m. local time;

the notice shall (subject to Clause 28.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a business day.

28.5
Illegible notices.  Clauses 28.3 and 28.4 do not apply if the recipient of a notice notifies the sender within one hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

28.6
Valid notices.  A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a)	the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b)	in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

28.7	English language. Any notice under or in connection with a Finance Document shall be in English.

28.8	Meaning of “notice”. In this Clause “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

28.9	Electronic communication

(a)
Any communication to be made between the Agent or the Security Trustee and a Lender or the Swap Bank under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Agent, the Security Trustee and the relevant Lender or, as the case may be, the Swap Bank:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)
Any electronic communication made between the Agent and a Lender or the Swap Bank or the Security Trustee will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender or the Swap Bank to the Agent or the Security Trustee only if it is addressed in such a manner as the Agent or Security Trustee shall specify for this purpose.

29	SUPPLEMENTAL

29.1	Rights cumulative, non-exclusive. The rights and remedies which the Finance Documents give to each Creditor Party are:

(a)	cumulative;

(b)	may be exercised as often as appears expedient; and

(c)	shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

29.2
Severability of provisions.  If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

29.3	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

29.4	Counterparts. A Finance Document may be executed in any number of counterparts.

30	LAW AND JURISDICTION

30.1	English law. This Agreement shall be governed by, and construed in accordance with, English law.

30.2	Exclusive English jurisdiction. Subject to Clause 30.3, the courts of England shall have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

30.3	Choice of forum for the exclusive benefit of the Creditor Parties. Clause 30.2 is for the exclusive benefit of the Creditor Parties, each of which reserves the right:

(a)
to commence proceedings in relation to any matter which arises out of or in connection with this Agreement in the courts of any country other than England and which have or claim jurisdiction to that matter; and

(b)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

The Borrower shall not commence any proceedings in any country other than England in relation to a matter which arises out of or in connection with this Agreement.

30.4
Process agent.  The Borrower irrevocably appoints HTD Services Limited at their office for the time being, presently at Irongate House, Duke’s Place, London EC3A 7HX, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with this Agreement.

30.5
Creditor Party rights unaffected.  Nothing in this Clause 30 shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

30.6	Meaning of “proceedings”. In this Clause 30, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure.

AS WITNESS the hands of the duly authorised officers or attorneys of the parties the day and year first before written.

SCHEDULE 1

 LENDERS AND COMMITMENTS

Lender	Lending Office	Commitment (US Dollars)
HSH Nordbank AG	Gerhart-Hauptmann-Platz 50 D-20095 Hamburg Germany	51,500,000

SCHEDULE 2

DRAWDOWN NOTICE

To:       HSH Nordbank AG
Gerhart-Hauptmann-Platz 50
D-20095 Hamburg
Germany

Attention: Loans Administration                                                                                                            [               ] 2008

DRAWDOWN NOTICE

1
We refer to the loan agreement (the “Loan Agreement”) dated                              2008 and made between ourselves as Borrower, the Lenders referred to therein, yourselves as Agent and as Security Trustee, the Swap Bank referred to therein, in connection with a loan facility of up to US$51,500,000.  Terms defined in the Loan Agreement have their defined meanings when used in this Drawdown Notice.

2	We request to borrow the Loan as follows:

(a)	Amount of the Loan: $[ ];

(b)	Drawdown Date: [ ];

(c)	Duration of the first Interest Period shall be [ ] months;

(d)	Payment instructions : account of [ ] and numbered [ ] with [ ] of [ ].

3	We represent and warrant that:

(a)	the representations and warranties in Clause 10 of the Loan Agreement would remain true and not misleading if repeated on the date of this notice with reference to the circumstances now existing;

(b)	no Event of Default or Potential Event of Default has occurred or will result from the borrowing of the Loan.

4	This notice cannot be revoked without the prior consent of the Majority Lenders.

5	We authorise you to deduct all accrued commitment fee referred to in Clause 20.1 from the amount of the Loan.

[Name of Signatory]

________________________________
for and on behalf of
PARAGON SHIPPING INC.

SCHEDULE 3

CONDITION PRECEDENT DOCUMENTS

PART A

The following are the documents referred to in Clause 9.1(a).

1	A duly executed original of each of:

(a)	this Agreement;

(b)	the Agency and Trust Deed;

(c)	the Fee Letter;

(d)	the Master Agreement;

(e)	the Master Agreement Assignment;

(f)	the Guarantee;

(g)	the Retention Account Pledge;

(h)	the Earnings Account Pledge; and

(i)	the Debt Service Reserve Account Pledge.

2	Copies of the certificate of incorporation and constitutional documents of the Borrower and the Owner.

3
Copies of resolutions of the shareholders and directors of the Borrower and of the Owner authorising the execution of each of the Finance Documents to which the Borrower or the Owner is a party and, in the case of the Borrower, authorising named officers to give the Drawdown Notices and other notices under this Agreement.

4	The original of any power of attorney under which any Finance Document is executed on behalf of the Borrower or the Owner.

5	Copies of all consents which the Borrower or the Owner requires to enter into, or make any payment under, any Finance Document.

6	The originals of any mandates or other documents required in connection with the opening or operation of each Earnings Account, the Debt Service Account and the Retention Account.

7	Evidence satisfactory to the Agent that the Owner is a direct or indirect wholly-owned subsidiary of the Borrower.

8	All documentation required by each Creditor Party in relation to the Borrower and any Security Party pursuant to that Creditor Party’s “know your customer” requirements.

9	Documentary evidence that the agent for service of process named in Clause 30 has accepted its appointment.

10	Favourable legal opinions from lawyers appointed by the Agent on such matters concerning the laws of the Marshall Islands, Liberia and such other relevant jurisdictions as the Agent may require.

11	If the Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Agent.

PART B

The following are the documents referred to in Clause 9.1(b).

1	A copy of the MOA and all documents signed or issued by the parties thereto (or any of them) under or in connection with it.

2	Such documentary evidence as the Agent and its legal advisers may require in relation to the due authorisation and execution of the MOA and all documents to be executed by the Seller under the MOA.

3
A duly executed original of the Mortgage, the Deed of Covenant (if applicable), the General Assignment, the Management Agreement Assignment and the Charterparty Assignment (in respect of the first Initial Charterparty) (and of each document to be delivered under each of them).

4          Documentary evidence that:

(a)	the Ship has been unconditionally delivered to, and accepted by, the Owner under the MOA and the full purchase price payable under that MOA has been duly paid;

(b)	the Ship has been unconditionally delivered to, and accepted by, Irika Shipping S.A. for service under the first Initial Charterparty;

(c)	the Ship is definitively and permanently registered in the name of the Owner under an Approved Flag;

(d)	the Ship is in the absolute and unencumbered ownership of the Owner save as contemplated by the Finance Documents;

(e)
the Ship maintains the highest available class with such first-class classification society which is a member of IACS as the Agent may approve free of all recommendations and conditions of such classification society;

(f)
the Mortgage has been duly registered or recorded (as the case may be) against the Ship as a valid first priority or preferred ship mortgage in accordance with the laws of the relevant Approved Flag State; and

(g)	the Ship is insured in accordance with the provisions of this Agreement and all requirements therein in respect of insurances have been complied with.

5	A copy of the Management Agreement and a duly executed original of the Manager’s Undertaking.

6	Copies of:

(a)
the document of compliance (DOC) and safety management certificate (SMC) referred to in paragraph (a) of the definition of the ISM Code Documentation in respect of the Ship and the Approved Manager certified as true and in effect by the Owner; and

(b)	the ISPS Code Documentation in respect of the Ship and the Owner certified as true and in effect by the Owner.

7
Two valuations of the Ship, addressed to the Agent, stated to be for the purpose of this Agreement and dated not earlier than 30 days before the Drawdown Date, each prepared (at the expense of the Borrower) by an Approved Broker in accordance with Clause 15.4 which shows the value of the Ship in an amount acceptable to the Agent.

8	satisfactory to the Agent that the Owner remains a direct or indirect wholly-owned subsidiary of the Borrower.

9
A favourable legal opinion from lawyers appointed by the Agent on such matters concerning the laws of the Approved Flag State where the Ship is registered and such other relevant jurisdictions as the Agent may require.

10	A favourable opinion from an independent insurance consultant appoint by the Agent as to the adequacy of the obligatory insurances at the cost of the Borrower.

11	If the Agent so requires, in respect of any of the documents referred to above, a certified English translation prepared by a translator approved by the Agent.

Every other copy document delivered under this Schedule shall be certified as a true and up to date copy by a director or the secretary (or equivalent officer) of the Borrower or any other person acceptable to the Agent in its sole discretion.

SCHEDULE 4

TRANSFER CERTIFICATE

The Transferor and the Transferee accept exclusive responsibility for ensuring that this Certificate and the transaction to which it relates comply with all legal and regulatory requirements applicable to them respectively.

To:	HSH Nordbank AG for itself and for and on behalf of the Borrower, each Security Party, the Security Trustee, the Swap Bank and each Lender, as defined in the Loan Agreement referred to below.

[                                  ]

1
This Certificate relates to a Loan Agreement (the “Loan Agreement”) dated       July 2008 and made between (1) Paragon Shipping Inc. as borrower (the “Borrower”), (2) the banks and financial institutions named therein as Lenders, (3) HSH Nordbank AG as Agent, (4) HSH Nordbank AG as Swap Bank and (5) HSH Nordbank AG as Security Trustee in respect of a term loan facility of up to US$51,500,000.

2	In this Certificate:

“the Relevant Parties” means the Agent, the Borrower, each Security Party, the Security Trustee, the Swap Bank and each Lender;

“the Transferor” means [full name] of [lending office];

“the Transferee” means [full name] of [lending office].

Terms defined in the Loan Agreement shall, unless the contrary intention appears, have the same meanings when used in this Certificate.

3	The effective date of this Certificate is .........200 Provided that this Certificate shall not come into effect unless it is signed by the Agent on or before that date.

4
The Transferor assigns to the Transferee absolutely all rights and interests (present, future or contingent) which the Transferor has as Lender under or by virtue of the Loan Agreement and every other Finance Document in relation to [    ] per cent. of the Contribution outstanding to the Transferor (or its predecessors in title) which is set out below:

Contribution	Amount transferred

5
By virtue of this Transfer Certificate and Clause 26 of the Loan Agreement, the Transferor is discharged [entirely from its Commitment which amounts to $[          ]] [from [    ] per cent. of its Commitment, which percentage represents $[          ]] and the Transferee acquires a Commitment of $[              ].

6
The Transferee undertakes with the Transferor and each of the Relevant Parties that the Transferee will observe and perform all the obligations under the Finance Documents which Clause 26 of the Loan Agreement provides will become binding on it upon this Certificate taking effect.

7
The Agent, at the request of the Transferee (which request is hereby made) accepts, for the Agent itself and for and on behalf of every other Relevant Party, this Certificate as a Transfer Certificate taking effect in accordance with Clause 26 of the Loan Agreement.

8	The Transferor:

(a)	warrants to the Transferee and each Relevant Party:

(i)	that the Transferor has full capacity to enter into this transaction and has taken all corporate action and obtained all consents which are in connection with this transaction; and

(ii)	that this Certificate is valid and binding as regards the Transferor;

(b)	warrants to the Transferee that the Transferor is absolutely entitled, free of encumbrances, to all the rights and interests covered by the assignment in paragraph 4 above;

(c)
undertakes with the Transferee that the Transferor will, at its own expense, execute any documents which the Transferee reasonably requests for perfecting in any relevant jurisdiction the Transferee's title under this Certificate or for a similar purpose.

9          The Transferee:

(d)	confirms that it has received a copy of the Loan Agreement and each other Finance Document;

(e)	agrees that it will have no rights of recourse on any ground against either the Transferor, the Agent, the Security Trustee, the Swap Bank or any Lender in the event that:

(i)	the Finance Documents prove to be invalid or ineffective,

(ii)	the Borrower or any Security Party fails to observe or perform its obligations, or to discharge its liabilities, under the Finance Documents;

(iii)
it proves impossible to realise any asset covered by a Security Interest created by a Finance Document, or the proceeds of such assets are insufficient to discharge the liabilities of the Borrower or any Security Party under the Finance Documents;

(f)
agrees that it will have no rights of recourse on any ground against the Agent, the Security Trustee, the Swap Bank or any Lender in the event that this Certificate proves to be invalid or ineffective;

(g)
warrants to the Transferor and each Relevant Party (i) that it has full capacity to enter into this transaction and has taken all corporate action and obtained all official consents which it needs to take or obtain in connection with this transaction; and (ii) that this Certificate is valid and binding as regards the Transferee; and

(h)	confirms the accuracy of the administrative details set out below regarding the Transferee.

10
The Transferor and the Transferee each undertake with the Agent and the Security Trustee severally, on demand, fully to indemnify the Agent and/or the Security Trustee in respect of any claim, proceeding, liability or expense (including all legal expenses) which they or either of them may incur in connection with this Certificate or any matter arising out of it, except such as are shown to have been mainly and directly caused by the gross and culpable negligence or dishonesty of the Agent's or the Security Trustee's own officers or employees.

12
The Transferee shall repay to the Transferor on demand so much of any sum paid by the Transferor under paragraph 10 above as exceeds one-half of the amount demanded by the Agent or the Security Trustee in respect of a claim, proceeding, liability or expense which was not reasonably foreseeable at the date of this Certificate; but nothing in this paragraph shall affect the liability of each of the Transferor and the Transferee to the Agent or the Security Trustee for the full amount demanded by it.

[Name of Transferor]	[Name of Transferee]
By:	By:
Date:	Date:

Agent

Signed for itself and for and on behalf of itself
as Agent and for every other Relevant Party

HSH NORDBANK AG

By:

Date:

Administrative Details of Transferee

Name of Transferee:

Lending Office:

Contact Person
(Loan Administration Department):

Telephone:

Telex:

Fax:

Contact Person
(Credit Administration Department):

Telephone:

Telex:

Fax:

Account for payments:

Note:
This Transfer Certificate alone may not be sufficient to transfer a proportionate share of the Transferor's interest in the security constituted by the Finance Documents in the Transferor's or Transferee's jurisdiction.  It is the responsibility of each Lender to ascertain whether any other documents are required for this purpose.

SCHEDULE 5

DESIGNATION NOTICE

To:       HSH Nordbank AG
Martensdamm 6
D-24103 Kiel
Germany

 2008

Dear Sirs

Loan Agreement dated         July 2008 made between (inter alia) (i) ourselves as Borrower, (ii) the Lenders, (iii) yourselves as Agent and Security Trustee and (iv) yourselves as swap bank (the “Loan Agreement”)

We refer to:

1	the Loan Agreement;

2	the Master Agreement dated [●] made between ourselves and [●]; and

3	a Confirmation delivered pursuant to the said Master Agreement dated [●] and addressed by [●] to us.

In accordance with the terms of the Loan Agreement, we hereby give you notice of the said Confirmation and hereby confirm that the Transaction evidenced by it will be designated as a “Designated Transaction” for the purposes of the Loan Agreement and the Finance Documents.

Yours faithfully,

.................................................

for and on behalf of
PARAGON SHIPPING INC.

 SCHEDULE 6

FORM OF COMPLIANCE CERTIFICATE

To:       HSH Nordbank AG
Gerhart-Hauptmann-Platz 50
D-20095 Hamburg
Germany
[●] 200[●]

Dear Sirs,

We refer to a loan agreement dated        July 2008 (the “Loan Agreement”) made between (amongst others) yourselves and ourselves in relation to a term loan facility of up to $51,500,000.

Words and expressions defined in the Loan Agreement shall have the same meaning when used in this compliance certificate.

We enclose with this certificate a copy of the [audited]/[unaudited] consolidated accounts for the Group for the [Financial Year] [3-month period] ended [●].  The accounts (i) have been prepared in accordance with all applicable laws and GAAP all consistently applied, (ii) give a true and fair view of the state of affairs of the Group at the date of the accounts and of its profit for the period to which the accounts relate and (iii) fully disclose or provide for all significant liabilities of the Group.

The Borrower represents that no Event of Default or Potential Event of Default has occurred as at the date of this certificate [except for the following matter or event [set out all material details of matter or event]].  In addition as of [●], the Borrower confirms compliance with the financial covenants set out in Clause 12.4 of the Loan Agreement for the 3 months ending as of the date to which the enclosed accounts are prepared.

We now certify that, as at [●]:

(a)	the Market Value Adjusted Net Worth of the Group is $150,000,000;

(b)	the balance standing to the credit of the Debt Service Reserve Account is $[●]; and

(c)	the Leverage Ratio is [●]:[●].

This certificate shall be governed by, and construed in accordance with, English law.

______________________________
[●]
Chief Financial Officer of
Paragon Shipping Inc.

SCHEDULE 7

MANDATORY COST FORMULA

1
The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Financial Services Authority (or any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2
On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below.  The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the Loan) and will be expressed as a percentage rate per annum.

3
The Additional Cost Rate for any Lender lending from a lending office in a Participating Member State will be the percentage notified by that Lender to the Agent.  This percentage will be certified by that Lender in its notice to the Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in the Loan) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that lending office.

4	The Additional Cost Rate for any Lender lending from a lending office in the United Kingdom will be calculated by the Agent as follows:

E x 0.01 per cent. per annum
  300

Where:

E
is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of charge supplied by the Lenders to the Agent pursuant to paragraph 6 below and expressed in pounds per £1,000,000.

5	For the purposes of this Schedule:

(a)	“Special Deposits” has the meaning given to it from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)
“Fees Rules” means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(a)
“Fee Tariffs” means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate);

(b)
“Participating Member State” means any member state of the European Union that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union; and

(c)	“Tariff Base” has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6
If requested by the Agent, each Lender lending from a lending office in the United Kingdom shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Lender to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Lender as being the average of the Fee Tariffs applicable to that Lender for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Lender.

7
Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate.  In particular, but without limitation, each Lender shall supply the following information in writing on or prior to the date on which it becomes a Lender:

(a)	the jurisdiction of its lending office; and

(b)	any other information that the Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Agent in writing of any change to the information provided by it pursuant to this paragraph.

8
The rates of charge of each Lender lending from a lending office in the United Kingdom for the purpose of calculating E shall be determined by the Agent based upon the information supplied to it pursuant to paragraph 6 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a lending office in the same jurisdiction as its lending office.

9
The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender pursuant to paragraphs 3, 6 and 7 above is true and correct in all respects.

10
The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender pursuant to paragraphs 3, 6 and 7 above.

11
Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all parties.

The Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all parties any amendments which are required to be made to this Schedule in order to comply with  any change in law, regulation or any requirements from time to time imposed by the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all parties

 EXECUTION PAGES

BORROWER

SIGNED by	)
for and on behalf of	)
PARAGON SHIPPING INC.	)

LENDERS

SIGNED by	)
for and on behalf of	)
HSH NORDBANK AG	)

AGENT

SIGNED by	)
for and on behalf of	)
HSH NORDBANK AG	)

SECURITY TRUSTEE

SIGNED by	)
for and on behalf of	)
HSH NORDBANK AG	)

SWAP BANK

SIGNED by	)
for and on behalf of	)
HSH NORDBANK AG	)

Witness to all the	)
above signatures	)

Name:

Address:

SK 25744 0001 983904